The information in this prospectus supplement is not complete and may be changed. This prospectus supplement and the accompanying prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 10, 2008

Filed Pursuant to Rule 424(b)(5)
Registration No: 333-132993

PRELIMINARY PROSPECTUS SUPPLEMENT

(To Prospectus Dated March 19, 2007)

The Korea Development Bank

US$                             % Notes due 20

Our US$                     aggregate principal amount of         % notes due 20     (the “Notes”) will mature on                     , 20    . The Notes will bear interest at the rate of         % per year. Interest on the Notes is payable on                      and                      of each year, beginning on                    , 2008. Not later than 60 days following a Change of Support Triggering Event (as defined herein), we will make an offer to each holder of Notes to repurchase all or any part of such holder’s Notes at a purchase price equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, to the repurchase date. See “Description of the Notes—Change of Support Offer.”

The Notes will be issued in minimum denominations of US$100,000 principal amount and integral multiples of US$1,000 in excess thereof. The Notes will be represented by one or more global notes registered in the name of a nominee of The Depository Trust Company, as depositary.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note		Total
Public Offering Price		%	US$
Underwriting Discount		%	US$
Proceeds To Us (before deduction of expenses)%			US$

In addition to the initial public offering price, you will have to pay for accrued interest, if any, from and including                     , 2008.

We have received approval in-principle for the listing of the Notes on the Singapore Exchange Securities Trading Limited (the “SGX-ST”). The SGX-ST assumes no responsibility for the correctness of any statements made or, opinions expressed or reports contained in this prospectus supplement and the accompanying prospectus. Admission of the Notes to the Official List of the SGX-ST is not to be taken as an indication of the merits of the issuer or the Notes. Currently, there is no public market for the Notes.

The underwriters expect to deliver the Notes to investors only through the book-entry facilities of The Depository Trust Company on or about                     , 2008.

Joint Lead Managers and Bookrunners

Citi	DEPFA BANK plc	Deutsche Bank Securities	Goldman Sachs International	HSBC

Prospectus Supplement Dated                     , 2008

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer to sell these securities in any state or jurisdiction where the offer or sale is not permitted.

Prospectus Supplement

Prospectus

Certain Defined Terms

All references to “we” or “us” mean The Korea Development Bank. All references to “Korea” or the “Republic” contained in this prospectus supplement mean the Republic of Korea. All references to the “Government” mean the government of Korea. Terms used but not defined in this prospectus supplement shall have the same meanings given to them in the accompanying prospectus.

In this prospectus supplement and the accompanying prospectus, where information has been provided in units of thousands, millions or billions, such amounts have been rounded up or down. Accordingly, actual numbers may differ from those contained herein due to rounding. Any discrepancy between the stated total amount and the actual sum of the itemized amounts listed in a table, is due to rounding.

Our principal financial statements are our non-consolidated financial statements. Unless specified otherwise, our financial and other information is presented on a non-consolidated basis and does not include such information with respect to our subsidiaries.

Additional Information

The information in this prospectus supplement is in addition to the information contained in our prospectus dated March 19, 2007. The accompanying prospectus contains information regarding ourselves and Korea, as well as a description of some terms of the Notes. You can find further information regarding us, Korea, and the Notes in registration statement no. 333-132993, as amended, relating to our debt securities, with or without warrants, and guarantees, which is on file with the U.S. Securities and Exchange Commission.

We are Responsible for the Accuracy of the Information in this Document

We are responsible for the accuracy of the information in this document and confirm that to the best of our knowledge we have included all facts that should be included not to mislead potential investors. The SGX-ST assumes no responsibility for the correctness of any statements made or opinions expressed or reports contained in this prospectus supplement and the accompanying prospectus. Admission of the Notes to the Official List of the SGX-ST is not to be taken as an indication of the merits of our business or the Notes.

Not an Offer if Prohibited by Law

The distribution of this prospectus supplement and the accompanying prospectus, and the offer of the Notes, may be legally restricted in some countries. If you wish to distribute this prospectus supplement or the accompanying prospectus, you should observe any restrictions. This prospectus supplement and the accompanying prospectus should not be considered an offer and it is prohibited to use them to make an offer, in any state or country which prohibits the offering.

The Notes may not be offered or sold in Korea, directly or indirectly, or to any resident of Korea, except as permitted by Korean law. For more information, see “Underwriting—Foreign Selling Restrictions” on page S-60.

Information Presented Accurate as of Date of Document

This prospectus supplement and the accompanying prospectus are the only documents on which you should rely for information about the offering. We have authorized no one to provide you with different information. You should not assume that the information in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of each document.

SUMMARY OF THE OFFERING

This summary highlights selected information from this prospectus supplement and the accompanying prospectus and may not contain all of the information that is important to you. To understand the terms of our Notes, you should carefully read this prospectus supplement and the accompanying prospectus.

The Notes

We are offering US$            aggregate principal amount of             % notes due                     , 20             .

The Notes will bear interest at the rate of             % per annum, payable semi-annually on                     and                     , beginning on                     , 2008. Interest on the Notes will accrue from                     , 2008 and will be computed based on a 360-day year consisting of twelve 30-day months.

The Notes will be issued in minimum denominations of US$100,000 principal amount and integral multiples of US$1,000 in excess thereof.

We do not have any right to redeem the Notes prior to maturity.

Not later than 60 days following a Change of Support Triggering Event (as defined in “Description of Notes”), we will make an offer to each holder of Notes to repurchase all or any part of such holder’s Notes (a “Change of Support Offer”) at a purchase price equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, to the repurchase date. See “Description of Notes—Change of Support Offer.”

Listing

We have received approval in-principle for the listing of the Notes on the SGX-ST. Settlement of the Notes is not conditioned on obtaining the listing. The Notes will be traded on the SGX-ST in a minimum board lot size of US$200,000 for so long as the Notes are listed on the SGX-ST.

Form and settlement

We will issue the Notes in the form of one or more fully registered global notes, registered in the name of a nominee of The Depository Trust Company (“DTC”), as depositary. Except as described in the accompanying prospectus under “Description of the Securities—Description of Debt Securities—Global Securities,” the global notes will not be exchangeable for Notes in definitive registered form, and will not be issued in definitive registered form. Financial institutions, acting as direct and indirect participants in DTC, will represent your beneficial interests in the global notes. These financial institutions will record the ownership and transfer of your beneficial interest through book-entry accounts. You may hold your beneficial interests in the Notes through Euroclear System (“Euroclear”) or Clearstream Banking, société anonyme (“Clearstream”) if you are a participant in such systems, or indirectly through organizations that are participants in such systems. Any secondary market trading of book-entry interests in the Notes will take place through DTC participants, including Euroclear and Clearstream. See “Clearance and Settlement—Transfers Within and Between DTC, Euroclear and Clearstream.”

Further Issues

We may from time to time, without the consent of the holders of the Notes, create and issue additional debt securities with the same terms and conditions as the Notes in all respects so that such further issue shall be consolidated and form a single series with the Notes.

Delivery of the Notes

We expect to make delivery of the Notes, against payment in same-day funds on or about                     , 2008, which will be the fifth business day following the date of this prospectus supplement, referred to as “T+5.” You should note that initial trading of the Notes may be affected by the T+5 settlement. See “Underwriting—Delivery of the Notes.”

USE OF PROCEEDS

The net proceeds from the issue of the Notes, after deducting the underwriting discount but not estimated expenses, will be US$                    . We will use the net proceeds from the sale of the Notes for our general operations, including repayment of our maturing debt and other obligations.

RECENT DEVELOPMENTS

This section provides information that supplements the information about our bank and the Republic included under the headings corresponding to the headings below in the accompanying prospectus dated March 19, 2007. Defined terms used in this section have the meanings given to them in the accompanying prospectus. If the information in this section differs from the information in the accompanying prospectus, you should rely on the information in this section.

THE KOREA DEVELOPMENT BANK

Overview

In December 2007, the country elected Lee Myung-bak as the President of the Republic of Korea. He will commence his term on February 25, 2008. It has been reported that the presidential transition committee for the incoming government and the Ministry of Finance and Economy are currently discussing measures to privatize us by disposing of our investment banking business and Daewoo Securities, our brokerage subsidiary, over a number of years. Details of the privatization plan, including the scope of what constitutes our investment banking business as well as the exact timing and method for the contemplated privatization, have yet to be finalized and will be determined following consultation among the relevant Government departments and us. There can be no assurance that such privatization plan will be implemented as contemplated by the presidential transition committee or that it will not lead to other changes in our ownership or range of operating businesses over time.

As of June 30, 2007, we had (Won)54,787.1 billion of loans outstanding (including loans, call loans, domestic usance, bills of exchange bought, local letters of credit negotiation and loan-type suspense accounts pursuant to the applicable guidelines), total assets of (Won)118,228.7 billion and total shareholders’ equity of (Won)18,054.9 billion, as compared to (Won)51,392.9 billion of loans outstanding, (Won)104,381.4 billion of total assets and (Won)16,114.5 billion of total shareholders’ equity as of December 31, 2006. For the first half of 2007, we recorded interest income of (Won)2,060.1 billion, interest expense of (Won)1,967.2 billion and net income of (Won)1,494.7 billion, as compared to (Won)1,721.9 billion of interest income, (Won)1,501.5 billion of interest expense and (Won)1,120.3 billion of net income for the first half of 2006. See “The Korea Development Bank—Selected Financial Statement Data.”

Capitalization

As of September 30, 2007, our authorized capital was (Won)10,000 billion and capitalization was as follows:

	September 30, 2007(1)
	(billions of won)
Long-term debt(2)(3):
Won currency borrowings	(Won)	3,898.4
Industrial finance bonds		35,353.9
Foreign currency borrowings		3,014.0

Total long-term debt		42,266.3

Capital:
Paid-in capital		8,241.9
Capital surplus		44.4
Retained earnings		7,054.7
Accumulated other comprehensive gain(4)		3,427.2

Total capital		18,768.2

Total capitalization	(Won)	61,034.5

(1)	Except as disclosed in this prospectus supplement, since September 30, 2007 there has been no material adverse change in our capitalization.

(2)	We have translated borrowings in foreign currencies into Won at the rate of (Won)920.7 to US$1.00, which was the market average exchange rate, as announced by the Seoul Monetary Brokerage Services Ltd., on September 30, 2007.
(3)	As of September 30, 2007, we had contingent liabilities totaling (Won)10,854.2 billion under outstanding guarantees issued on behalf of our clients.
(4)	Previously classified as capital adjustments. Effective January 1, 2007, we adopted a set of new accounting standards issued by the Korea Accounting Standard Board and reclassified certain components of our balance sheet, income statement and cash flow statement. See “Notes to Non-Consolidated Financial Statements of June 30, 2007 and 2006—Note 2.”

Selected Financial Statement Data

Recent Developments

The following tables present unaudited financial information as of September 30, 2007 and December 31, 2006 and for the nine months ended September 30, 2007 and 2006.

Non-consolidated Balance Sheets

	September 30, 2007		December 31, 2006
	(In Millions of Korean Won)
Assets
Cash and due from banks	(Won)	1,908,588	(Won)	1,448,362
Securities		54,634,691		46,181,620
Loans receivable, net of allowance for possible loan losses of (Won)799,643 million (2006: (Won)652,972 million)		56,126,141		50,739,909
Property and equipment, net		636,434		648,004
Derivative financial instruments		2,845,453		2,381,840
Other assets, net		5,354,564		2,981,644

Total assets	(Won)	121,505,871	(Won)	104,381,380

Liabilities and Shareholder’s Equity
Deposits	(Won)	10,119,650	(Won)	9,924,953
Borrowings		26,436,734		24,163,607
Industrial finance bonds, gross of premium on bonds of (Won)9,331 million (2006: (Won)17,721 million) and net of discount on bonds of (Won)53,919 million (2006: (Won)37,907 million)		55,632,485		47,069,596
Allowance for possible guarantee losses		60,228		50,412
Allowance for unused loan commitments		58,668		56,706
Accrued severance benefits		77,240		65,869
Derivative financial instruments		2,623,611		2,406,860
Other liabilities		7,729,097		4,528,851

Total liabilities		102,737,713		88,266,854

Shareholder’s Equity
Paid-in capital		8,241,861		8,241,861
Capital surplus		44,373		44,373
Retained earnings		7,054,676		5,347,118
Accumulated other comprehensive gain		3,427,285		2,481,174

Total shareholder’s equity		18,768,158		16,114,526

Total liabilities and shareholder’s equity	(Won)	121,505,871	(Won)	104,381,380

Non-consolidated Statements of Income

	For the nine month periods ended September 30,
	2007		2006
	(In Millions of Korean Won)
Interest income
Interest on loans	(Won)	2,245,203	(Won)	1,989,445
Interest on due from banks		56,848		48,223
Interest on trading securities		64,659		45,304
Interest on available-for-sale securities		772,883		544,802
Interest on held-to-maturity securities		73,688		26,313
Other interest income		13,455		13,588

		3,226,736		2,667,675

Interest expense
Interest on deposits		346,354		307,865
Interest on borrowings		835,721		635,789
Interest on industrial finance bonds		1,868,106		1,400,177
Other interest expenses		24,655		13,328

		3,074,837		2,357,159

Net interest income		151,899		310,516

Non-interest income
Fees and commissions		194,097		172,394
Gain from trading securities		34,229		30,230
Gain from available-for-sale securities		419,835		388,567
Gain on foreign currency transactions		563,215		407,034
Gain from derivative financial instruments		3,492,091		5,327,644
Others		1,048,783		481,395

		5,752,250		6,807,264

Non-interest expense
Fees and commissions		16,024		12,862
Loss from trading securities		35,232		24,626
Loss from available-for-sale securities		48,422		43,620
Loss on foreign currency transactions		442,726		649,014
Loss from derivative financial instruments		3,443,821		5,290,852
General and administrative expenses		281,896		263,322
Others		513,883		328,722

		4,782,004		6,613,018

Operating income		1,122,146		504,762
Non-operating income, net		1,420,195		1,283,658

Income before income tax		2,542,341		1,788,420
Income taxes		534,462		2,878

Net income	(Won)	2,007,879	(Won)	1,785,542

For the nine months ended September 30, 2007, we had net income of (Won)2,009.4 billion compared to net income of (Won)1,785.5 billion for the nine months ended September 30, 2006.

Principal factors for the net income for the nine months ended September 30, 2007 included:

•	valuation gains on equity method investees of (Won)1,433.3 billion, primarily due to gains from investments in KEPCO and Daewoo Securities Co., Ltd.;

•	gains on disposal of securities under the equity method of (Won)896.4 billion, primarily due to gains from the sale of our equity interest in LG Card;

•	gains on disposal of available-for-sale securities of (Won)220.9 billion, primarily due to gains from the sale of our equity interest in LG Card and SK Networks; and

•	fees and commissions of (Won)194.0 billion, primarily from bond underwriting, consulting and project financing activities.

The above factors were partially offset by income tax expense of (Won)534.5 billion.

Results of Operation

You should read the following financial statement data together with the financial statements and notes included in this prospectus supplement

	Six Months Ended June 30,
	2007		2006
	(unaudited)
	(billions of won)
Income Statement Data
Total Interest Income	(Won)	2,060.1	(Won)	1,721.9
Total Interest Expenses		1,967.2		1,501.5
Net Interest Income		92.9		220.3
Operating Revenues		5,925.1		7,093.2
Operating Expenses		4,843.7		6,632.6
Net Income (Loss)		1,494.7		1,120.3

	As of June 30, 2007 (unaudited)		As of December 31, 2006
	(billions of won)
Balance Sheet Data
Total Loans(1)	(Won)	54,787.1	(Won)	51,392.9
Total Borrowings(2)		89,904.1		81,158.2
Total Assets		118,228.7		104,381.3
Total Liabilities		100,173.8		88,266.9
Total Equity		18,054.9		16,114.5

(1)	These figures include loans, call loans, domestic usance, bills of exchange bought, local letters of credit negotiation and loan-type suspense accounts pursuant to the applicable guidelines.
(2)	Total borrowings include deposits, call money, borrowings and industrial finance bonds.

In the first half of 2007, we had net income of (Won)1,494.7 billion compared to net income of (Won)1,120.3 billion in the first half of 2006.

Principal factors for the net income in the first half of 2007 included:

•	valuation gains on equity method investees of (Won)849.2 billion, primarily due to gains from investments in KEPCO and Daewoo Securities Co., Ltd.;

•	gains on disposal of securities under the equity method of (Won)834.6 billion, primarily due to gains from the sale of our equity interest in LG Card;

•	fees and commissions of (Won)137.5 billion, primarily from bond underwriting, consulting and project financing activities; and

•	dividend income of (Won)134.8 billion, primarily due to dividend payments from Korea Land Corporation, Industrial Bank of Korea and Korea National Housing Corporation.

The above factors were partially offset by income tax expense of (Won)430.2 billion.

Provisions for Possible Loan Losses and Loans in Arrears

As of June 30, 2007, we established provisions of (Won)722.2 billion for possible loan losses and bad debt securities, 17.1% higher than the provisions as of December 31, 2006, and (Won)45.1 billion for doubtful accounts relating to foreign exchange, guarantees and other assets, representing a 3.1% increase from December 31, 2006.

Certain of our customers have restructured loans with their creditor banks. As of June 30, 2007, we have provided loans of (Won)703.7 billion for companies under workout, court receivership, court mediation and other restructuring procedures. In addition, as of such date, we held equity securities of such companies in the amount of (Won)248.7 billion following debt-equity swaps. As of June 30, 2007, we had established provisions of (Won)208.0 billion for possible loan losses and (Won)2.8 billion for present value discount with regard to the above loans. We cannot assure you that actual results of the credit loss from the loans to these customers will not exceed the provisions reserved.

The following table provides information on our loan loss provisions.

	As of June 30, 2007(1)
	Loan Amount		Minimum Provisioning Ratio	Loan Loss Provisions
	(in billions of won, except percentages)
Normal	(Won)	44,374.9	0.7%	(Won)	339.1
Special Attention		347.8	7.0		49.7
Sub-Standard		754.0	20.0		258.9
Doubtful		18.8	50.0		10.0
Loss		64.6	100.0		64.6
Others(2)		9,193.6	—		—

Total	(Won)	54,753.8		(Won)	722.2

(1)	These figures include loans, guarantees, domestic usance, bills of exchange bought, local letters of credit negotiation and loan-type suspense accounts pursuant to the applicable guidelines.
(2)	Includes loans guaranteed by the Government.

As of June 30, 2007, our delinquent loans totaled (Won)837.4 billion, representing 1.5% of our outstanding loans and guarantees as of such date.

Loans to Financially Troubled Companies

We have credit exposure (including loans, guarantees and equity investments) to a number of financially troubled Korean companies including Pantech Co., Pantech & Curitel, BOE HYDIS Technology, Daewoo Electronics, Donghae Pulp, HK Corporation and TriGem Computer. As of June 30, 2007, our credit extended to these companies totaled (Won)566.4 billion, accounting for 0.5% of our total assets as of such date.

We downgraded the classification of our exposure to Pantech, a mobile phone terminal manufacturer, and Pantech & Curitel, a mobile phone terminal manufacturer and an affiliate of Pantech, from special attention to substandard, following our evaluation of their financial condition and operating results in June 2007. As of June 30, 2007, our exposure (including loans classified as substandard and equity investment classified as estimated loss) to Pantech and Pantech & Curitel was (Won)160.2 billion and (Won)118.3 billion, respectively. In addition, we downgraded the classification of our exposure to Daewoo Electronics, an electronic appliances manufacturer, from special attention to substandard, following our evaluation of its financial condition and operating results in February 2007. As of June 30, 2007, our exposure to Daewoo Electronics was (Won)70.4 billion. As of June 30, 2007, our exposure to BOE HYDIS Technology decreased to (Won)94.2 billion from (Won)94.4 billion as of December 31, 2006. As of June 30, 2007, our exposure to Donghae Pulp decreased to (Won)60.3 billion from (Won)67.4 billion as of December 31, 2006 primarily due to its repayment of loans. As of June 30, 2007, our exposure to HK Corporation and Trigem Computer remained unchanged compared to December 31, 2006, at (Won)35.0 billion and (Won)27.9 billion, respectively.

As of June 30, 2007, we established provisions of (Won)76.0 billion for our exposure to Pantech, (Won)50.7 billion for Pantech & Curitel, (Won)46.2 billion for BOE HYDIS Technology, (Won)14.3 billion for Daewoo Electronics, (Won)7.3 billion for Donghae Pulp, (Won)7.0 billion for HK Corporation and (Won)5.6 billion for TriGem Computer.

In addition to our loans in Korea, as of June 30, 2007, we had loans totaling approximately US$27.8 million outstanding to Indonesian entities. We classified US$13.8 million of such loans as normal and US$14.0 million of such loans as substandard. As of June 30, 2007, we had established provisions of US$7.3 million in respect of such loans. As of June 30, 2007, we did not have any equity investments in Indonesian entities.

For the six months ended June 30, 2007, we did not sell any non-performing loans to The Korea Asset Management Corporation, or KAMCO.

Operations

Loan Operations

The following table sets out, by currency and category of loan, our total outstanding loans as of June 30, 2007:

Loans(1)

	June 30, 2007
	(billions of won)
Equipment Capital Loans:
Domestic currency	(Won)	12,425.3
Foreign currency(2)		10,158.2

		22,583.5

Working Capital Loans:
Domestic currency		8,420.9
Foreign currency(2)		2,825.6

		11,246.5

Total loans	(Won)	33,830.0

(1)	Includes loans extended to affiliates.
(2)	Includes loans disbursed and repayable in Won, the amounts of which are based upon an equivalent amount of foreign currency. This type of loan totaled (Won)3,240.8 billion as of June 30, 2007. See “The Korea Development Bank—Operations—Loan Operations—Loans by Categories—Local Currency Loans Denominated in Foreign Currencies.”

As of June 30, 2007, we had (Won)33,830.0 billion in outstanding loans, a 10.3% increase from December 31, 2006.

Maturities of Outstanding Loans

The following table categorizes our outstanding loans by their remaining maturities:

Outstanding Loans by Remaining Maturities(1)

	June 30, 2007		As % of June 30, 2007 Total
	(billions of won, except percentages)
Loans with remaining maturities of one year or less	(Won)	10,542.4	31.2%
Loans with remaining maturities of more than one year		23,287.6	68.8

Total	(Won)	33,830.0	100.0%

(1)	Includes loans extended to affiliates.

Loans by Industrial Sector

The following table sets out the total amount of our outstanding loans, categorized by the borrower’s industry sector as of June 30, 2007:

Outstanding Loans by Industry Sector(1)

	June 30, 2007		As % of June 30, 2007 Total
	(billions of won, except percentages)
Manufacturing	(Won)	18,435.5	54.5%
Transportation and Communication		3,882.2	11.5
Electricity, Gas and Water Supply Industry		1,718.0	5.1
Banking and Insurance		1,777.0	5.3
Public Administration and National Defense		1,893.8	5.6
Others		6,123.5	18.1

Total	(Won)	33,830.0	100.0%

(1)	Includes loans extended to affiliates.

The manufacturing sector accounted for 54.5% of our outstanding loans as of June 30, 2007.

The Small Business Corporation was our single largest borrower as of June 30, 2007, accounting for 4.6% of our outstanding loans. As of June 30, 2007, our five largest borrowers accounted for 15.1% of our outstanding loans and the 20 largest borrowers for 30.9%. The following table breaks down the loans to our 20 largest borrowers outstanding as of June 30, 2007 by industry sector:

20 Largest Borrowers by Industry Sector

As % of June 30, 2007 Total Outstanding Loans
Financing, Insurance and Business Services	29.5%
Manufacturing	45.6
Transportation and Communication	14.7
Electricity and Waterworks	10.2

Loans by Categories

The following table sets out loans by categories as of June 30, 2007:

	Equipment Capital Loans(1)			Working Capital Loans(1)
	June 30, 2007%			June 30, 2007%
	(billions of won, except percentages)
Industrial fund loans	(Won)	8,790.4	38.9%	(Won)	7,179.5	63.8%
Foreign currency loans		4,463.9	19.8		1,967.9	17.5
Local currency loans denominated in foreign currencies		2,440.8	10.8		798.0	7.1
Offshore loans in foreign currencies		1,390.4	6.2		—	—
Government fund loans		851.9	3.8		259.6	2.3
ADB and IBRD loans		1,863.0	8.2		—	—
Others		2,783.0	12.3		1,041.6	9.3

Total	(Won)	22,583.4	100.0%	(Won)	11,246.6	100.0%

(1)	Includes loans extended to affiliates totaling (Won)13,033.5 billion.

Guarantee Operations

The following table shows our outstanding guarantees as of June 30, 2007:

	June 30, 2007
	(billions of won)
Acceptances	(Won)	245.9
Guarantees on local borrowing		323.6
Guarantees on foreign borrowing		9,211.2
Letter of guarantee for importers		28.7

Total	(Won)	9,809.4

Investments

Our equity investments increased to (Won)25,680.5 billion as of June 30, 2007 from (Won)24,722.6 billion as of December 31, 2006, principally as a result of valuation gains on capital stock of KEPCO and Daewoo Securities.

As of June 30, 2007, the cost basis of our equity investments subject to restriction under the KDB Act and our By-Laws totaled (Won)10,017.1 billion, equal to 36.6% of our equity investment ceiling. For a discussion of Korean accounting principles relating to our equity investments, see “The Korea Development Bank—Financial Statements and the Auditors” in the accompanying prospectus.

The following table sets out our equity investments by industry sector on a book value basis as of June 30, 2007:

Equity Investments

	Book Value as of June 30, 2007
	(billions of won)
Electricity & Waterworks	(Won)	10,061.9
Construction		3,713.5
Finance and Insurance		3,852.9
Manufacturing		5,084.8
Other		2,967.4

Total	(Won)	25,680.5

As of June 30, 2007, we held total equity investments, on a book value basis, of (Won)14,773.8 billion in four of our five largest borrowers and (Won)19,508.4 billion in 17 of our 20 largest borrowers.

As of June 30, 2007, the aggregate value of our equity investments accounted for approximately 225.4% of their aggregate cost basis. For a discussion on how we determine the value of our equity investments, see “The Korea Development Bank—Operations—Investments” in the accompanying prospectus.

Other Activities

As of June 30, 2007, we held in trust cash and other assets totaling (Won)15,462.9 billion, and we generated in the first half of 2007 trust fee income equaling (Won)8.6 billion.

Source of Funds

Borrowings from the Government

The following table sets out our Government borrowings as of June 30, 2007:

Type of Funds Borrowed	Amount
	(billions of won)
General purpose	(Won)	1,181.8
Special purpose		2,102.8

Total	(Won)	3,284.6

Domestic and International Capital Markets

The following table sets out the outstanding balance of our industrial finance bonds as of June 30, 2007:

Outstanding Balance	Amount
	(billions of won)
Denominated in Won	(Won)	39,878.3
Denominated in other currencies		12,903.4

Total	(Won)	52,781.7

As of June 30, 2007, the aggregate amount of our industrial finance bonds and guarantee obligations (including guarantee obligations relating to loans that had not been borrowed as of June 30, 2007) was (Won)71,776.8 billion, equal to 16.2% of our authorized amount under the KDB Act, which was (Won)443,502.0 billion.

Foreign Currency Borrowings

As of June 30, 2007, the outstanding amount of our foreign currency borrowings was US$12.0 billion.

Our long term and short term foreign currency borrowings increased to (Won)11,116.8 billion as of June 30, 2007 from (Won)10,999.2 billion as of December 31, 2006.

Deposits

As of June 30, 2007, demand deposits held by us totaled (Won)733.1 billion and time and savings deposits held by us totaled (Won)7,122.8 billion.

Debt

Debt Repayment Schedule

The following table sets out the principal repayment schedule for our debt as of June 30, 2007:

Debt Principal Repayment Schedule

	Maturing on or before June 30,
Currency(1)(2)	2008		2009		2010		2011		Thereafter
	(billions of won)
Won	(Won)	17,441.7	(Won)	10,233.7	(Won)	11,100.5	(Won)	1,533.8	(Won)	4,497.6
Foreign		9,659.2		3,188.5		3,314.7		2,318.7		3,301.6

Total Won Equivalent	(Won)	27,100.9	(Won)	13,422.2	(Won)	14,415.2	(Won)	3,852.5	(Won)	7,799.2

(1)	Borrowings in foreign currencies have been translated into Won at the market average exchange rates on June 30, 2007, as announced by the Seoul Money Brokerage Services Ltd.
(2)	We categorize debt with respect to which we have entered into currency swap agreements by our repayment currency under such agreements.

Directors and Management; Employees

As of June 30, 2007, the directors were:

Governor and Chairman of the Board of Directors:	Chang-Lok Kim
Deputy Governor:	Jong Bae Kim
Executive Directors:	Young Chan Kim
Sang Kwon Lee
Sung Jun Rhee
Young Kee Kim
In Sung Chung
Moon Hei Huh

As of June 30, 2007, we employed 2,401 persons with 1,623 located in our Seoul head office.

THE KOREA DEVELOPMENT BANK

Non-Consolidated Balance Sheets

June 30, 2007 and December 31, 2006

(in millions of Korean won)	June 30, 2007		December 31, 2006
Assets
Cash and due from banks (Note 3)	(Won)	2,792,280	(Won)	1,448,362
Securities (Note 4)		52,718,475		46,181,620
Loans receivable, net of allowance for possible loan losses of (Won)755,561 million (2006 : (Won)652,972 million) (Note 5)		54,031,552		50,739,910
Property and equipment, net (Note 6)		636,009		648,004
Derivative financial instruments (Note 14)		2,485,121		2,381,840
Other assets, net (Note 7)		5,565,292		2,981,644

Total assets	(Won)	118,228,729	(Won)	104,381,380

Liabilities and Shareholder’s Equity
Deposits (Note 8)	(Won)	11,312,832	(Won)	9,924,953
Borrowings (Note 9)		25,809,581		24,163,607
Industrial finance bonds, gross of premium on bonds of (Won)11,393 million (2006 : (Won)17,721 million) and net of discount on bonds of (Won)48,824 million (2006 : (Won)37,907 million) (Note 10)		52,781,662		47,069,596
Allowance for possible guarantee losses (Note 12)		54,508		50,412
Allowance for unused loan commitment (Note 12)		53,300		56,706
Accrued severance benefits		75,583		65,869
Derivative financial instruments (Note 14)		2,369,326		2,406,860
Other liabilities (Note 11)		7,717,019		4,528,851

Total liabilities		100,173,811		88,266,854

Commitments and contingencies (Note 13)
Shareholder’s Equity
Paid-in capital (Note 15)		8,241,861		8,241,861
Capital surplus (Note 15)		44,373		44,373
Capital adjustments		—		—
Accumulated other comprehensive gain (Note 15)		3,227,122		2,481,174
Retained earnings		6,541,562		5,347,118

Total shareholder’s equity		18,054,918		16,114,526

Total liabilities and shareholder’s equity	(Won)	118,228,729	(Won)	104,381,380

The accompanying notes are an integral part of these non-consolidated financial statements.

THE KOREA DEVELOPMENT BANK

Non-Consolidated Statements of Income

Six-Month Periods Ended June 30, 2007 and 2006

(in millions of Korean won)	June 30, 2007		December 31, 2006
Interest income
Interest on loans	(Won)	1,447,384	(Won)	1,282,317
Interest on due from banks		31,831		31,732
Interest on trading securities		41,602		29,341
Interest on available-for-sale securities		487,356		350,757
Interest on held-to-maturity securities		44,946		15,839
Other interest income		6,976		11,904

		2,060,095		1,721,890

Interest expense
Interest on deposits		216,008		199,718
Interest on borrowings		532,514		401,439
Interest on bonds payable		1,204,667		892,197
Other interest expenses		13,978		8,192

		1,967,167		1,501,546

Net interest income		92,928		220,344
Provision for loan losses (Note 5)		67,006		—

Net interest income after provision for loan losses		25,922		220,344

Non-interest revenue
Fees and commissions		137,469		114,015
Gain from trading securities		26,297		19,927
Gain from available-for-sale securities		344,498		293,368
Gain from derivative financial instruments		2,091,945		4,215,600
Others (Note 16)		1,264,806		728,423

		3,865,015		5,371,333

Non-interest expenses
Fees and commissions		9,847		8,315
Loss from trading securities		23,307		29,158
Loss from derivative financial instruments		2,179,862		4,272,710
General and administrative expenses (Note 17)		186,236		172,871
Others (Note 16)		410,303		647,979

		2,809,555		5,131,033

Operating income		1,081,382		460,644
Non-operating income, net (Note 18)		843,455		660,477

Income before income tax expenses		1,924,837		1,121,121
Income tax expenses (Note 20)		430,181		864

Net income	(Won)	1,494,656	(Won)	1,120,257

The accompanying notes are an integral part of these non-consolidated financial statements.

THE KOREA DEVELOPMENT BANK

Non-Consolidated Statements of Cash Flows

Six-Month Periods Ended June 30, 2007 and 2006

(in millions of Korean won)	June 30, 2007		December 31, 2006
Cash flows from operating activities
Net income	(Won)	1,494,656	(Won)	1,120,257

Adjustments to reconcile net income to net cash used in operating activities :
Depreciation		9,530		9,485
Provision for loan losses		67,006		—
Gain on disposal of loans receivable		(3,729)		(2,178)
Loss on trading securities, net		2,027		7,782
Gain on available-for-sale securities, net		(45,374)		(149,134)
Gain on equity method investments, net		(843,405)		(661,670)
Gain (Loss) on foreign currencies translation, net		(58,785)		123,565
Loss from derivative financial instruments, net		6,324		34,622
Gain on valuation of hedged items, net		(58,792)		(219,400)
Retirement allowance		14,437		10,129
Others, net		(14,724)		(54,885)

		(925,485)		(901,684)

Changes in operating assets and liabilities
Increase in other accounts receivable		(2,088,200)		(1,382,545)
Increase in other accounts payable		2,081,289		1,282,944
Acquisition of trading securities		(378,763)		(359,866)
Acquisition of available-for-sale securities		(4,697,147)		(1,237,335)
Acquisition of held-to-maturity securities		(528,070)		(249,148)
(Acquisition) Disposal of equity method investments		735,898		(7,304)
Acquisition of loans receivable		(3,293,724)		(794,572)
Net decrease (increase) in derivative financial instruments		(88,347)		45,937
Payment of severance benefits		(5,011)		(2,665)
Receipt of dividends		250,435		278,216
Others, net		318,879		(278,749)

		(7,692,761)		(2,705,087)

Net cash used in operating activities		(7,123,590)		(2,486,514)

Cash flows from investing activities
(Acquisition) Disposal of property and equipment, net		2,924		(4,046)
Others, net		(1,286,049)		477,630

Net cash (used in) provided by investing activities		(1,283,125)		473,584

Cash flows from financing activities
Increase (Decrease) in deposits, net		1,387,879		(749,333)
Increase in borrowings, net		248,282		730,390
Increase in bonds issued, net		5,729,667		1,163,509
Others, net		1,098,512		898,713

Net cash provided by financing activities		8,464,340		2,043,279

Net increase in cash and cash equivalents		57,625		30,349
Cash and cash equivalents
Beginning of period		53,129		87,724

End of period	(Won)	110,754	(Won)	118,073

The accompanying notes are an integral part of these non-consolidated financial statements.

THE KOREA DEVELOPMENT BANK

Non-Consolidated Statement of Changes in Shareholder’s Equity

Six-Month Period Ended June 30, 2007

(in millions of Korean won)	Paid-in Capital		Capital Surplus		Capital Adjustments		Accumulated other Comprehensive Gain		Retained Earnings		Total
January 1, 2007	(Won)	8,241,861	(Won)	44,373	(Won)	—	(Won)	2,481,174	(Won)	5,347,118	(Won)	16,114,526
Adjustments to retained earnings from equity method investments		—		—		—		—		(1,033)		(1,033)
Dividends		—		—		—		—		(299,179)		(299,179)
Net income		—		—		—		—		1,494,656		1,494,656
Gain on valuation of available-for-sale securities		—		—		—		768,095		—		768,095
Gain on valuation of equity method investments		—		—		—		(22,147)		—		(22,147)

June 30, 2007	(Won)	8,241,861	(Won)	44,373	(Won)	—	(Won)	3,227,122	(Won)	6,541,562	(Won)	18,054,918

The accompanying notes are an integral part of these non-consolidated financial statements.

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements

June 30, 2007 and 2006

1. The Bank

The Korea Development Bank (the “Bank”) was established in 1954 in accordance with the Korea Development Bank Act for the purpose of supplying and managing major industrial capital to develop the Korean manufacturing industry and others. The Bank has 40 local branches, six overseas branches, five overseas subsidiaries and two overseas offices as of June 30, 2007. The Bank is engaged in the banking business under the Korea Development Bank Act and in the trust business in accordance with the Trust Business Act and other related regulations.

The Korea Development Bank Act prescribes that the Korean government owns the entire capital of the Bank.

2. Summary of Significant Accounting Policies

The significant accounting policies followed by the Bank in the preparation of its non-consolidated financial statements are summarized below:

Basis of Financial Statement Presentation

The Bank operates both a commercial banking business and a trust business in which the Bank, as a fiduciary, holds and manages the property of others. Under the Trust Business Act, the trust funds held as fiduciary are accounted for and reported separately from the Bank’s own commercial banking business.

The Bank maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language in conformity with accounting principles generally accepted in the Republic of Korea. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements. Certain accounting principles applied by the Bank that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. Certain information attached to the Korean language non-consolidated financial statements, but not required for a fair presentation of the Bank’s financial position, results of operations, or cash flows is not presented in the accompanying non-consolidated financial statements.

Accounting Estimates

The preparation of the non-consolidated financial statements requires management to make estimates and assumptions that affect amounts reported herein. Although these estimates are based on management’s best knowledge of current events and actions that the Bank may undertake in the future, actual results may differ from those estimates.

Application of the Statements of Korean Financial Accounting Standards

The Korean Accounting Standards Board has published a series of Statements of Korean Financial Accounting Standards (SKFAS), which will gradually replace the existing financial accounting standards established by the Korean Financial Supervisory Commission. The Bank has adopted SKFAS No. 1 through No. 24, except No. 14, in its financial statements as of and for the six-month period ended June 30, 2007.

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

June 30, 2007 and 2006

Significant accounting policies adopted by the Bank for the financial statement are identical to the accounting policies followed by the Bank for the annual financial statements for the year ended December 31, 2006, except for SKFAS Nos. 11, 21 and 24, and the Korea Accounting Institute opinion on Korean Accounting Statement Implementation 06-2, which became effective for the Bank on January 1, 2007.

The Bank has prepared the statement of changes in shareholder’s equity for the six- month period ended June 30, 2007, to conform with SKFAS No. 21.

Recognition of Interest Income

The Bank recognizes interest income on loans and debt securities on an accrual basis, however, interest income on delinquent and dishonored loans, other than those subject to security deposits and guaranteed by financial institutions, is recognized on a cash basis.

Allowance for Possible Loan Losses

The Bank provides for possible loan losses based on the borrowers’ future debt servicing ability (forward looking criteria) as determined by a credit rating model developed by the Bank. This credit rating model includes financial and non-financial factors of borrowers and classifies the borrowers’ credit risk. Allowances are determined by applying the following minimum percentages to the various credit risk ratings:

Loan Classifications	Minimum Provision Percentages
Normal	0.7%
Precautionary	7%
Substandard	20%
Doubtful	50%
Expected Loss	100%

Pursuant to the revised Regulation on the Supervision of the Banking Business which became effective December 1, 2002, the Bank changed the classification of credit line for importers from acceptances to domestic import usance bills.

Minimum provision percentages to loan classifications of “normal” and “precautionary” have changed from 0.5% and 2% to 0.7% and 7%, respectively, in 2006. The allowance for possible loan losses as of December 31, 2006, has increased by (Won)102,316 million due to the changes in minimum provision percentages.

Securities

Securities that are bought and held principally for the purpose of generating profits on short-term differences in price, which are actively and frequently bought and sold, are classified as trading securities. Debt securities with fixed or determinable payments and fixed maturity that the Bank has the intent and ability to hold to maturity are classified as held-to-maturity securities. Investments classified as neither trading securities nor held-to-maturity securities are classified as available-for-sale securities.

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

June 30, 2007 and 2006

Trading and available-for-sale securities are carried at fair value, except for non-marketable equity securities classified as available-for-sale securities, which are carried at cost. The fair value of debt securities, which do not have a quoted market value, are calculated using the present value of future cash flows, discounted at a reasonable interest rate determined based on the credit ratings provided by independent credit rating institutions.

Unrealized holding gains or losses on trading securities are charged to current operations and those resulting from available-for-sale securities are recorded as an accumulated other comprehensive gain, the accumulated amount of which shall be charged to current operations when the related securities are sold or when an impairment loss on the securities is recognized.

Held-to-maturity securities are generally carried at amortized cost. Premiums and discounts on debt securities are amortized until their maturity using the effective interest rate method.

Impairment losses are recognized in the statement of income when the recoverable amounts are less than the acquisition cost of equity securities or amortized cost of debt securities.

Investment securities which allow the Bank a significant influence over the investee are valued using the equity method of accounting. The Bank considers that it has a significant influence on an investee if the Bank holds more than 15% interest. However, the Bank does not apply the equity method for the following investments:

•	Investees having total assets of less than (Won)7,000 million

•	Investees under court receivership or bankruptcy

•	Investees under the process of being sold

•	Converted shares of stock with a restriction on disposal under the corporate restructuring law

The Bank discontinues the equity method of accounting for investments in associates when the Bank’s share of accumulated losses equals the costs of the investments. The Bank continues to do so until the subsequent cumulative changes in its proportionate net income of the associate equal its cumulative proportionate net losses not recognized during the periods when the equity method was suspended.

Under the equity method, the Bank records changes in its proportionate ownership in the book value of the investee in current operations, as accumulated other comprehensive gains or as adjustments to retained earnings, depending on the nature of the underlying changes in the book value of the investee.

Property and Equipment, and Related Depreciation

Property and equipment used for business purposes are recorded at cost, except for those assets subject to upward revaluation in accordance with the Korean Asset Revaluation Law. Such revaluation presents facilities and buildings at their depreciated replacement cost and land at the prevailing market price, as of the effective date of revaluation.

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

June 30, 2007 and 2006

Depreciation is computed using the declining-balance method, except for buildings and structures, which are depreciated using the straight-line method, based on the estimated useful lives of the assets as described below:

Classifications	Estimated Useful Lives
Buildings	20 ~ 50 years
Furniture and fixture	10 ~ 40 years
Computer equipment	4 years
Vehicles	4 years
Others	4 years

Routine maintenance and repairs are charged to expense as incurred. Expenditures, which enhance the value or extend the useful life of the related assets, are capitalized.

The Bank recognizes an impairment loss when the carrying amount of an asset exceeds its recoverable amount. The impairment loss is recognized in the statement of income and is deducted from the acquisition cost of the impaired asset. If there is a subsequent recovery from the impairment, a reversal of the previous write-down is made limited to the amount of the original cost. The reversal amount of the previously recognized loss is credited to current operations as a gain.

Intangible Assets

Intangible assets are stated at cost, net of accumulated amortization. Amortization of these intangibles is computed using the straight-line method over a period of four or five years.

Present Value Discount

Receivables and payables arising from long-term installment transactions and other similar trading transactions are stated at present value if the difference between the nominal value and present value is material. Such differences are presented in the present value discount account and directly deducted from the nominal value of the related receivables or payables. The present value discount account is amortized using the effective interest rate method as interest expense or interest income.

Loans which are impaired due to the restructuring of the borrower, court mediation or negotiation, are revalued using an adjusted interest rate. The difference between the book value and the readjusted value is offset against the provision for possible loan losses, and the remaining difference is recognized as a bad debt expense in the year incurred.

Foreign Currency Translation

Assets and liabilities denominated in foreign currencies are translated into Korean won at the foreign exchange rates ((Won)926.8: US$1) in effect on the balance sheet date. The resulting exchange gains or losses are reflected in current operations.

Bonds Sold under Repurchase Agreements

The Bank provides a provision for possible losses from the bonds sold under repurchase agreements as determined based on possible loss estimates when the bonds are repurchased.

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

June 30, 2007 and 2006

Accrued Severance Benefits

Employees and directors with at least one year of service are entitled to receive a lump-sum payment upon termination of their employment with the Bank, based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment as of the balance sheet date.

Accrued severance benefits are funded at approximately 23.94% as of June 30, 2007, through a group severance trust in Woori Bank. The Bank accounts for the amounts funded under the group severance trust as a deduction from accrued severance benefits.

Actual payments of severance benefits for the six-month period ended June 30, 2007, totaled (Won)5,011 million (2006: (Won)2,665 million).

Allowance for Possible Guarantee Losses and Allowance for Loan Commitments

The Bank sets up a provision for possible losses on guarantees outstanding based on a credit risk rating of the companies for which guarantees are provided. Until 2004, the Bank provided a provision of 20% or more of determined guaranteed amounts for companies classified as “substandard,” 50% or more for “doubtful” and 100% for “expected loss.” In 2005, the Bank changed its accounting policy to accumulate reserves for undetermined guarantees, endorsed notes and determined guarantees classified as “normal” or “precautionary” as well as for the undetermined guarantees classified as “substandard” or below. The allowance for possible guarantee losses is calculated by applying minimum provision percentage described below and credit conversion ratio. The allowance is shown in the liability section. Minimum provision percentages to classifications of “normal” and “precautionary” have changed from 0.5% and 2% to 0.7% and 7%, respectively, in 2006. The allowance for possible guarantee losses as of December 31, 2006, has increased by \13,532 million due to the changes in minimum provision percentages.

Additionally, in 2005, the Bank had changed its accounting policy on allowance for loan commitments to provide a provision of unused loan commitments classified as “normal.” Minimum provision percentages to classifications of “normal” have changed from 0.5% to 0.7% in 2006. The allowance for unused loan commitments as of December 31, 2006, has increased by (Won)17,305 million due to the changes in minimum provision percentages described below and is shown in the liability section.

Classifications	Minimum Provision Percentages
Normal	0.7%
Precautionary	7%
Substandard	20%
Doubtful	50%
Expected Loss	100%

Deferred Income Taxes

The Bank records deferred income taxes which arise from temporary differences between the amount reported for financial reporting purposes and income tax purposes. Income tax expense consists of taxes payable for the year and the change in deferred income tax assets and liabilities for the year. Deferred tax assets are

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

June 30, 2007 and 2006

recognized when it is more likely that they will be realized in the future. Deferred tax effects applicable to items in the shareholders’ equity are directly reflected in the shareholders’ equity account

Bonds Purchased Under Resale Agreement and Bonds Sold Under Repurchase Agreements

Bonds purchased or sold under resale or repurchase agreements are included in loans and borrowings, respectively. The difference between the selling and repurchase price is treated as interest and is accrued evenly over the period covered by the agreements.

Translation of Foreign Currency Financial Statements

Accounts and records of the overseas branches are maintained in foreign currencies. For presentation in the accompanying non-consolidated financial statements, the financial statements of the branches have been translated at the exchange rates as of the balance sheet date.

Derivative Financial Instruments

Derivative financial instruments held for trading purposes are stated at fair value as of the balance sheet date. Derivative financial instruments for fair value hedges are stated at market value. The gains and losses on the hedging instruments, as well as the related loss or gain on the hedged items, are recognized in current operations.

Compensation to Trust Accounts

The Bank receives management fees from trust accounts for management and custodial services.

Certain trust funds held by the Bank are guaranteed a certain rate of return by the Bank. If the income from trust operations is insufficient to generate the required rate of return, the deficiency may be either recovered from previously established special allowances, or compensated by the Bank’s banking accounts. Such compensation is accounted for as other operating expenses under the banking accounts and other income under the trust accounts in accordance with the relevant laws and regulations applicable to trust operations.

Statement of Cash Flows

In the preparation of the statement of cash flows, the Bank has presented net amounts of cash inflows and cash outflows for items where the turnover is quick and the amounts are material.

3. Cash and Due from Banks

Cash and due from banks as of June 30, 2007 and December 31, 2006, are as follows:

(in millions of Korean won)	Annual interest rates (%) as of June 30, 2007	June 30, 2007		December 31, 2006
Cash on hand in local currency	—	(Won)	107,199	(Won)	49,476
Cash on hand in foreign currencies	—		3,555		3,654
Due from banks in local currency	0 ~ 4.56		1,657,746		828,117
Due from banks in foreign currencies	0 ~ 5.40		1,023,780		567,115

		(Won)	2,792,280	(Won)	1,448,362

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

June 30, 2007 and 2006

Due from banks in local currency as of June 30, 2007 and December 31, 2006, are as follows:

(in millions of Korean won)	Annual interest rates (%) as of June 30, 2007	June 30, 2007		December 31, 2006
The Bank of Korea	—	(Won)	379,432	(Won)	211,135
Korea Exchange Bank	—		267		426
Kookmin Bank	4.56		87,968		83,624
Others	4.56		1,190,079		532,932

		(Won)	1,657,746	(Won)	828,117

Due from banks in foreign currencies as of June 30, 2007 and December 31, 2006, are as follows:

(in millions of Korean won)	Annual interest rates (%) as of June 30, 2007	June 30, 2007		December 31, 2006
The Bank of Korea	—	(Won)	32,884	(Won)	31,191
Shinhan Bank and others	5.40		990,896		535,924

		(Won)	1,023,780	(Won)	567,115

Restricted deposits included in due from banks as of June 30, 2007, are as follows:

(in millions of Korean won)	Deposits
Reserve deposits with the Bank of Korea	(Won)	412,316
Kookmin Bank and others		147,425
ICBC Shanghai		4,365
CCB Shanghai		2,780
China Everbright Bank Shanghai		2,780

	(Won)	569,666

Deposits with Kookmin Bank and others are pledged as collaterals. Reserve deposits with the Bank of Korea represent amounts required under the Banking Act for the payment of deposits. Reserve deposits with ICBC Shanghai, CCB Shanghai and China Everbright Bank Shanghai represent amounts required under the related banking regulations of the People’s Republic of China.

4. Securities

Securities as of June 30, 2007 and December 31, 2006, are as follows:

(in millions of Korean won)	June 30, 2007		December 31, 2006
Trading securities	(Won)	1,939,148	(Won)	1,562,412
Available-for-sale securities		36,017,727		30,090,342
Held-to-maturity securities		1,976,050		1,447,979
Equity method investments		12,785,550		13,080,887

	(Won)	52,718,475	(Won)	46,181,620

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

June 30, 2007 and 2006

Trading securities as of June 30, 2007 and December 31, 2006, are as follows:

(in millions of Korean won)	Annual interest rates (%) as of June 30, 2007	June 30, 2007		December 31, 2006
Equity investments	—	(Won)	32,879	(Won)	83,670
Government and public bonds	4.69		404,870		407,586
Corporate bonds	4.74 ~ 4.85		324,333		155,195
Commercial papers and others	0 ~ 4.97		236,384		53,470
Securities in foreign currencies	4.73		940,682		862,491

		(Won)	1,939,148	(Won)	1,562,412

Available-for-sale securities as of June 30, 2007 and December 31, 2006, are as follows:

(in millions of Korean won)	Annual interest rates (%) as of June 30, 2007	June 30, 2007		December 31, 2006
Equity investments	—	(Won)	12,871,143	(Won)	11,618,980
Government and public bonds	4.16		1,201,099		927,790
Corporate bonds	4.49 ~ 4.63		17,228,523		13,468,724
Beneficiary certificates [1]	—		719,611		393,963
Other securities in foreign currencies	0 ~ 5.45		3,997,351		3,680,885

		(Won)	36,017,727	(Won)	30,090,342

[1]	As of June 30, 2007, the Bank has investments of (Won)707,855 million in private equity funds, and the details of their main assets and the operating profits are as follows:

(in millions of Korean won)	Name of fund	Main assets	Book value		Operating profits
KDB Asset Management Co., Ltd.	KDB private placement bonds 49 and others	Government and public bonds and others	(Won)	151,454	(Won)	1,454
Korea Investment Trust Management Co.	Korea New Basic Long-term private bonds Q-32 and others	Government and public bonds and others		101,217		1,217
Kyobo Investment Trust Management Co., Ltd.	Kyobo Tomorrow private placement bonds L-5 and others	Government and public bonds and others		101,162		1,162
Others				354,022		4,022

			(Won)	707,855	(Won)	7,855

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

June 30, 2007 and 2006

Held-to-maturity debt securities as of June 30, 2007 and December 31, 2006, are as follows:

(in millions of Korean won)	Par value				Acquisition cost				Carrying value
	2007		2006		2007		2006		2007		2006
Government and public bonds	(Won)	1,695,393	(Won)	1,247,786	(Won)	1,521,989	(Won)	1,238,907	(Won)	1,938,173	(Won)	1,410,064
Corporate bonds		25,000		25,000		25,000		25,000		25,000		25,000
Investment debt securities in local currency		844		809		839		803		842		850
Investment debt securities in foreign currencies		12,048		12,085		12,016		12,052		12,035		12,065

	(Won)	1,733,285	(Won)	1,285,680	(Won)	1,559,844	(Won)	1,276,762	(Won)	1,976,050	(Won)	1,447,979

Equity method investments as of June 30, 2007 and December 31, 2006, are as follows:

(in millions of Korean won; shares in thousands )
Investee	Number of shares	Percentage of ownership (%)	Acquisition cost				Book value				Net book value
			2007		2006		2007		2006		2007		2006
Korea Electric Power Corporation	192,160	29.95	(Won)	4,491,411	(Won)	4,491,411	(Won)	9,085,618	(Won)	8,825,769	(Won)	12,999,791	(Won)	12,867,620
Daewoo Securities Co., Ltd.	74,309	39.09		548,252		548,252		855,143		747,383		855,143		747,383
Daewoo Shipbuilding & Marine Engineering Co., Ltd.	59,826	31.26		288,383		288,383		554,082		512,714		543,038		501,244
The KDB Capital Corp.	62,125	99.92		761,593		761,593		480,208		425,962		467,303		409,987
GM Daewoo Auto & Technology Company	70,706	27.97		213,206		213,206		399,508		343,662		399,508		343,662
KDB Asia (HK) Ltd.	90,000	100.00		135,577		89,592		165,450		108,824		165,450		108,824
STX Pan Ocean Co., Ltd.	319,998	18.65		31,907		31,907		163,158		146,418		169,862		153,398
Korea Tourism Organization	2,824	43.58		35,529		35,529		146,626		146,509		146,626		146,509
Korea Aerospace Industries, Ltd.	25,890	30.21		133,900		133,900		137,412		136,434		131,156		129,684
KDB Bank (Hungary) Ltd.	1,534	100.00		86,980		86,980		111,502		106,060		112,077		107,214
Others				571,637		935,739		686,843		1,581,152		678,274		1,305,178

			(Won)	7,298,375	(Won)	7,616,492	(Won)	12,785,550	(Won)	13,080,887	(Won)	16,668,228	(Won)	16,820,703

As of June 30, 2007, investment securities amounting to (Won)10,112,160 million are pledged as collateral to KDB First Securitization Specialty Co., Ltd. and others.

With regard to futures trading, 9,335,130 shares of Korea Electric Power Corporation are pledged as a substitute for the deposits to KB Futures Co., Ltd. and others as of June 30, 2007.

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

June 30, 2007 and 2006

5. Loans Receivable

Loans receivable as of June 30, 2007 and December 31, 2006, are as follows:

(in millions of Korean won)	June 30, 2007		December 31, 2006
Loans receivable in local currency	(Won)	20,846,192	(Won)	18,448,073
Loans receivable in foreign currencies		12,983,752		12,236,307
Other loans receivable		20,957,169		20,708,502

		54,787,113		51,392,882
Less : Allowance for possible loan losses[1]		(755,561)		(652,972)

	(Won)	54,031,552	(Won)	50,739,910

[1]	Present value discount is included under the allowance for possible loan losses.

Loans receivable in local and foreign currencies as of June 30, 2007 and December 31, 2006, are as follows:

Loans receivable in local currency

(in millions of Korean won)	Annual interest rates (%) as of June 30, 2007	June 30, 2007		December 31, 2006
Loans for working capital
Industrial fund loans	6.01	(Won)	7,179,501	(Won)	5,865,662
Government fund loans	4.80		259,574		272,411
Overdraft	7.07		51,134		205,635
Others	5.56 ~ 7.56		930,720		967,516

			8,420,929		7,311,224

Loans for facilities
Industrial fund loans	6.54		8,790,352		7,473,912
Government fund loans	4.84		851,926		849,645
Others	3.71 ~ 5.65		2,782,985		2,813,292

			12,425,263		11,136,849

		(Won)	20,846,192	(Won)	18,448,073

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

June 30, 2007 and 2006

Loans receivable in foreign currencies

(in millions of Korean won)	Annual interest rates (%) as of June 30, 2007	June 30, 2007		December 31, 2006
Loans for working capital
Local currency loans denominated in foreign currencies	3.53	(Won)	797,938	(Won)	780,746
Foreign currency loans	5.61		1,967,929		1,695,388
Others	3.34		59,720		71,955

			2,825,587		2,548,089

Loans for facilities
Local currency loans denominated in foreign currencies	5.07		2,440,839		2,915,156
Foreign currency loans	6.35		4,463,906		3,581,959
Offshore loans in foreign currencies	6.39		1,390,382		1,174,460
Loans to International Bank for Reconstruction and Development	6.42		1,863,038		2,016,643

			10,158,165		9,688,218

		(Won)	12,983,752	(Won)	12,236,307

Other loans receivable

(in millions of Korean won)	June 30, 2007		December 31, 2006
Notes purchased	(Won)	958	(Won)	2,304
Bills purchased		1,546,013		1,566,235
Advances for customers		92,597		71,883
Bonds purchased under repurchase agreements		827,717		204,871
Domestic import usance bills		1,820,470		1,907,822
Call loans		850,251		904,138
Debentures accepted by private subscription		13,711,254		14,282,507
Inter-bank loans		1,925,171		1,585,220
Others		182,738		183,522

	(Won)	20,957,169	(Won)	20,708,502

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

June 30, 2007 and 2006

Changes in the allowance for possible loan losses for the six-month period ended June 30, 2007 and for the year ended December 31, 2006, are as follows:

	2007						2006
(in millions of Korean won)	Loans		Other assets		Total		Total
Balance at the beginning of the period	(Won)	616,646	(Won)	4,277	(Won)	620,923	(Won)	612,868
Decrease in allowance for oversea branches due to foreign currency translation		(120)		—		(120)		(1,538)
Allowance carryover from loan acquisition		37,676		—		37,676		135,664
Increase in allowance for possible losses		275		—		275		83
Decrease in allowance due to loan disposal		—		—		—		(1,212)
Decrease in allowance due to loan restructuring		—		—		—		(3,896)
Increase in allowance due to early redemption		—		—		—		10,267
Current write-offs		—		—		—		(144,441)
Current provision		67,771		(765)		67,006		13,128

	(Won)	722,248	(Won)	3,512	(Won)	725,760	(Won)	620,923

The difference between the above allowance for possible loan losses of (Won)722,248 million and balance sheet amount of (Won)755,561 million, amounting to (Won)33,313 million, is the reclassified amount of present value discount on loans under restructuring agreement.

As of June 30, 2007, the classification of loans and allowances for possible loan losses are as follows:

(in millions of Korean won)
Classification	Loans [1]		Allowances for possible loan losses		Ratio (%) as of June 30, 2007
Normal	(Won)	44,374,877	(Won)	339,081	0.76
Precautionary		347,795		49,665	14.28
Substandard		754,039		258,851	34.33
Doubtful		18,834		10,007	53.13
Estimated Loss		64,644		64,644	100.00
Others [2]		9,193,611		—	—

	(Won)	54,753,800	(Won)	722,248	1.32

[1]	Net of present value discounts.
[2]	Loans to or loans guaranteed by the Korean government and call loans.

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

June 30, 2007 and 2006

6. Property and Equipment

Changes in property and equipment for the six-month period ended June 30, 2007 and for the year ended December 31, 2006, are as follows:

(in millions of Korean won)	December 31, 2006		Acquisition		Disposal		Depreciation		June 30, 2007
Land	(Won)	313,323	(Won)	82	(Won)	2,331	(Won)	—	(Won)	311,074
Buildings		305,243		2,813		4,566		(4,559)		298,931
Furniture and fixtures		9,002		26		93		(227)		8,708
Computer equipment		12,027		364		1		(3,194)		9,196
Vehicles		359		—		2		(82)		275
Construction-in-progress		145		924		290		—		779
Others		7,905		1,186		577		(1,468)		7,046

	(Won)	648,004	(Won)	5,395	(Won)	7,860	(Won)	(9,530)	(Won)	636,009

(in millions of Korean won)	December 31, 2005		Acquisition		Disposal		Depreciation		December 31, 2006
Land	(Won)	314,752	(Won)	64	(Won)	1,493	(Won)	—	(Won)	313,323
Buildings		312,461		2,227		239		(9,206)		305,243
Furniture and fixtures		9,426		40		—		(464)		9,002
Computer equipment		10,516		9,184		17		(7,656)		12,027
Vehicles		346		159		—		(146)		359
Construction-in-progress		—		560		415		—		145
Others		6,830		4,722		20		(3,627)		7,905

	(Won)	654,331	(Won)	16,956	(Won)	2,184	(Won)	(21,099)	(Won)	648,004

The government-valued price of the Bank’s land as of June 30, 2007, is (Won)347,290 million (December 31, 2006 : (Won)349,632 million).

7. Other Assets

Other assets as of June 30, 2007 and December 31, 2006, are as follows:

(in millions of Korean won)	June 30, 2007		December 31, 2006
Intangible assets	(Won)	34,187	(Won)	37,297
Other accounts receivable		3,277,970		1,189,770
Accrued income		560,402		501,228
Prepaid expenses		166,308		224,682
Deferred income tax assets		88		88
Others		1,529,849		1,032,856

		5,568,804		2,985,921
Less: Allowance for possible losses for other accounts receivable		(3,512)		(4,277)

	(Won)	5,565,292	(Won)	2,981,644

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

June 30, 2007 and 2006

8. Deposits

Deposits as of June 30, 2007 and December 31, 2006, are as follows:

(in millions of Korean won)	Annual interest rates (%) as of June 30, 2007	June 30, 2007		December 31, 2006
Local currency deposits
Demand deposits
Checking accounts	—	(Won)	5,016	(Won)	3,337
Temporary deposits	0.01		298,382		129,662
Passbook deposits	0.21		29,938		7,318
Others	0.24		714		2,642

			334,050		142,959

Time and savings deposits
Time deposits	5.05		2,770,168		2,230,054
Installment savings deposits	3.81		126,092		122,453
Corporate savings deposits	3.91		3,482,614		3,569,165
Savings deposits	2.28		116,929		145,616
Long-term savings for households	0.53		21		24
Others	6.31		31,896		36,574

			6,527,720		6,103,886

			6,861,770		6,246,845

Foreign currency deposits
Checking accounts	—		7,739		7,869
Temporary deposits	—		804		118
Passbook deposits	2.98		390,500		222,945
Time deposits	4.67		581,223		262,317
Others	0.56		3,818		7,806

			984,084		501,055

Negotiable certificates of deposits	4.76		3,466,978		3,177,053

		(Won)	11,312,832	(Won)	9,924,953

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

June 30, 2007 and 2006

9. Borrowings

Borrowings as of June 30, 2007 and December 31, 2006, are as follows:

(in millions of Korean won)	Annual interest rates (%) as of June 30, 2007	June 30, 2007		December 31, 2006
Local currency borrowings
Ministry of Finance and Economy	4.24	(Won)	1,181,770	(Won)	1,197,720
Industrial Bank of Korea	3.97		295,800		255,157
Small Business Corp.	3.80		511,321		492,448
Ministry of Culture and Tourism	2.93		1,062,425		959,388
Korea Energy Management Corporation	2.84		764,206		781,282
Local governments	3.80		112,003		112,244
Others	3.45 ~ 3.87		1,001,465		1,000,064

			4,928,990		4,798,303

Foreign currencies borrowings
KFW group in Germany	6.30		2,648		5,327
International Bank for Reconstruction and Development	6.00		2,102,802		2,295,039
Others	3.70 ~ 5.54		9,011,314		8,698,802

			11,116,764		10,999,168

Other borrowings
Bonds sold under repurchase agreements	—		7,043,004		6,681,358
Notes sold	—		302		1,052
Call money	—		2,720,521		1,683,726

			9,763,827		8,366,136

		(Won)	25,809,581	(Won)	24,163,607

10. Industrial Finance Bonds

Industrial finance bonds (IFB) as of June 30, 2007 and December 31, 2006, are as follows:

(in millions of Korean won)	Annual interest rates (%) as of June 30, 2007	June 30, 2007		December 31, 2006
IFB in local currency	4.72	(Won)	39,903,739	(Won)	35,365,985
IFB in foreign currencies	4.73		10,677,620		9,883,094
Offshore IFB in foreign currencies	4.04		2,237,734		1,840,703

			52,819,093		47,089,782
Add: Premiums on IFB			11,393		17,721
Less: Discounts on IFB			(48,824)		(37,907)

		(Won)	52,781,662	(Won)	47,069,596

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

June 30, 2007 and 2006

Under the Korea Development Bank Act, the Bank has authority to issue industrial finance bonds.

The amount of issued bonds and guarantees outstanding by the Bank is limited to 30 times the amount of paid-in capital and legal reserve. Bonds purchased or guaranteed by the Korean government are not included in the limit. When existing bonds are refinanced or if guarantees are executed, the limit is temporarily suspended. There are no issued bonds guaranteed by the Korean government during the six-month period ended June 30, 2007 and the year ended December 31, 2006.

The Bank acquired IFB during the six-month period ended June 30, 2007, whose book value amounted to (Won)41,423 million (December 31, 2006: (Won)695 million). The treasury bonds are deducted from industrial finance bonds.

11. Other Liabilities

Other liabilities as of June 30, 2007 and December 31, 2006, are as follows:

(in millions of Korean won)	June 30, 2007		December 31, 2006
Trust account debit	(Won)	694,265	(Won)	639,010
Other accounts payable		3,225,807		1,144,518
Accrued expenses		846,982		725,386
Advanced income		63,489		65,124
Guarantee deposits		33,479		28,531
Deferred income tax liabilities		1,900,940		1,185,013
Others		952,057		741,269

	(Won)	7,717,019	(Won)	4,528,851

12. Guarantees Outstanding and Commitments

The Bank provides guarantees for its customers. Outstanding guarantees and the related allowance for possible losses as of June 30, 2007 and December 31, 2006, are as follows:

	Guarantees				Allowance for possible losses
(in millions of Korean won)	June 30, 2007		December 31, 2006		June 30, 2007		December 31, 2006
Settled guarantees and commitments	(Won)	9,809,400	(Won)	8,680,114	(Won)	39,563	(Won)	37,450
Unsettled guarantees and commitments		9,178,459		7,539,111		14,894		12,936
Endorsed notes		7,264		3,666		51		26

	(Won)	18,995,123	(Won)	16,222,891	(Won)	54,508	(Won)	50,412

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

June 30, 2007 and 2006

Unused loan commitments and the related allowances for possible losses as of June 30, 2007, are as follows:

(in millions of Korean won)	Unused loan commitment		Allowance for possible losses
Loans receivable	(Won)	3,157,818	(Won)	11,248
Guarantees and acceptances		9,109,688		25,255
Loan commitment		5,659,578		16,797

	(Won)	17,927,084	(Won)	53,300

13. Commitments and Contingencies

The Bank has entered into agreements to provide certain syndicated loans with foreign banks. The total amount available under such loans are US$ 552 million, JPY 4,192 million and CNY 17 million (equivalent to (Won)545,571 million) and (Won)911,600 million, of which US$ 277 million, JPY 1,828 million and CNY 11 million (equivalent to (Won)280,434 million) and (Won)67,145 million have not been withdrawn by borrowers as of June 30, 2007.

Loans sold to KDB First Securitization Specialty Co., Ltd. and others in accordance with the Asset Securitization Plan as of June 30, 2007, are as follows:

(in millions of Korean won)	Disposal date	Book value		Selling price		Retained subordinated debt securities		Collateral [1]
KDB First SPC	June 8, 2000	(Won)	950,627	(Won)	600,000	(Won)	201,800	(Won)	120,000
KDB Second SPC	November 8, 2000		914,764		423,600		143,600		82,183
KDB Third SPC	September 20, 2001		1,793,546		949,900		349,900		188,550
KDB Fifth SPC	December 13, 2001		765,358		528,400		238,400		100,000

		(Won)	4,424,295	(Won)	2,501,900	(Won)	933,700	(Won)	490,733

[1]	Investment securities are pledged as collateral (Note 4).

According to the contracts on asset transfers stipulating warranty for the assets above, the Bank has a responsibility of warranty up to 30 % of the proceeds when the principal or a part of the interest is not repaid at the expected due date according to the cash flows payment schedule.

The Bank has provided credit lines to several securitization specialty companies amounting to (Won)5,659,578 million, of which (Won)5,222 million was withdrawn as of June 30, 2007.

As of June 30, 2007, the Bank still has the valid legal right to seek indemnity for (Won)1,489,982 million as part of the loans receivable written off.

The Bank has outstanding loans receivable amounting to (Won)703,744 million, and securities amounting to (Won)248,690 million as of June 30, 2007, from companies under workout, court receivership, court mediation or other restructuring process. The Bank recorded (Won)207,980 million as allowances for possible loan losses, and (Won)2,822 million for present value discount with regard to these loans receivable and securities. Actual losses from these loans may differ from the allowances recorded.

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

June 30, 2007 and 2006

As of June 30, 2007, the Bank faces 20 legal cases involving an aggregate amount of (Won)14,901 million, and has filed seven lawsuits, with an aggregate amount of (Won)525,207 million. The final outcome of these cases cannot yet be determined as of the report date, although management believes they will not materially affect the Bank’s financial position.

14. Derivative Financial Instruments and Related Contracts

The Bank utilizes derivative financial instruments for trading purposes or to hedge against financial market risks.

The unsettled contract amounts of the Bank’s derivatives and the related valuation gain(loss) as of and for the six-month period ended June 30, 2007, are as follows:

	Unsettled Contract Amount						Valuation Gain/Loss (P/L)						Valuation Asset(Liability) (B/S)
(in millions of Korean won)	Trading purpose		Hedging purpose		Total		Trading purpose		Hedging purpose		Total
Interest rate
Forward	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	—
Futures		3,414,207		—		3,414,207		143		—		143		—
Swap		92,065,535		6,739,349		98,804,884		43,666		(118,193)		(74,527)		(173,668)
Option
Buy		899,628		809,020		1,708,648		1,251		3,061		4,312		31,605
Sell		889,629		1,033,948		1,923,577		(1,492)		(267)		(1,759)		(27,700)

		97,268,999		8,582,317		105,851,316		43,568		(115,399)		(71,831)		(169,763)

Currency
Forward		55,268,693		—		55,268,693		(46,119)		—		(46,119)		(318,580)
Futures		1,549,563		—		1,549,563		—		—		—		—
Swap		28,527,364		3,338,972		31,866,336		24,276		83,691		107,967		626,459
Option
Buy		3,183,243		—		3,183,243		(3,656)		—		(3,656)		65,476
Sell		3,713,769		—		3,713,769		7,811		—		7,811		(85,804)

		92,242,632		3,338,972		95,581,604		(17,688)		83,691		66,003		287,551

Stock price index
Futures		16,524		—		16,524		—		—		—		—
Option
Buy		401,793		—		401,793		3,236		—		3,236		27,065
Sell		410,104		—		410,104		(3,914)		—		(3,914)		(29,370)

		828,421		—		828,421		(678)		—		(678)		(2,305)

Commodity
Forward		308,242		—		308,242		284		—		284		288
Swap		24,846		—		24,846		(113)		—		(113)		30
Option
Buy		1,577		—		1,577		11		—		11		32
Sell		1,577		—		1,577		—		—		—		(38)

		336,242		—		336,242		182		—		182		312

	(Won)	190,676,294	(Won)	11,921,289	(Won)	202,597,583	(Won)	25,384	(Won)	(31,708)	(Won)	(6,324)	(Won)	115,795

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

June 30, 2007 and 2006

15. Shareholder’s Equity

Paid-in Capital

The Korean government shall provide the entire paid-in capital of the Bank in accordance with the Korea Development Bank Act. The authorized paid-in capital amounts to (Won)10,000 billion as of June 30, 2007. The total paid-in capital of the Bank outstanding as of June 30, 2007, is (Won)8,241,861 million.

On April 30, 2004, the Korean government increased the Bank’s capitalization by (Won)1,000 billion by additionally contributing KEPCO shares of (Won)695 billion and subscription certificates of Korean Water Resources Corporation amounting to (Won)305 billion.

Capital Surplus

The Bank has reduced (Won)5,178,600 million of shareholder’s equity in 1998 and 2000 to offset the accumulated deficit and recorded capital surplus of (Won)44,373 million.

Legal Reserve

The Korea Development Bank Act requires the Bank to appropriate at least 40% of net income as a legal reserve. This reserve can be transferred to paid-in capital or used to offset accumulated deficit.

Offsetting of Accumulated Deficit

In accordance with the Korea Development Bank Act, the Bank offsets accumulated deficit with reserves. If reserves are insufficient to eliminate the accumulated deficit, the Korean government should complement the deficiency.

The changes in valuation gain and loss from investment securities recorded as accumulated other comprehensive gain for the six-month period ended June 30, 2007 and for the year ended December 31, 2006, are as follows:

	2007						2006
(in millions of Korean won)	Available-for-sale securities		Equity method investments		Total		Total
Beginning balance	(Won)	2,464,609	(Won)	16,565	(Won)	2,481,174	(Won)	2,431,079
Increase (decrease) due to disposals and others		6,407		(1,158)		5,249		(110,792)
Valuation gain (loss) during the period		1,053,035		(24,343)		1,028,692		180,567
Transfer to deferred tax assets (liabilities)		(291,347)		3,354		(287,993)		(19,680)

Ending balance	(Won)	3,232,704	(Won)	(5,582)	(Won)	3,227,122	(Won)	2,481,174

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

June 30, 2007 and 2006

16. Other Non-Interest Revenue and Expenses

Other non-interest revenue and expenses for the six-month periods ended June 30, 2007 and 2006, are as follows:

	Six months ended June 30,
(in millions of Korean won)	2007		2006
Other non-interest revenue
Gain on disposal of equity method investments	(Won)	834,560	(Won)	1,228
Gain on foreign currency transactions		238,607		195,008
Gain on disposal of loans receivable		3,729		2,178
Gain on valuation of hedged items		174,497		451,077
Others		13,413		78,932

	(Won)	1,264,806	(Won)	728,423

Other non-interest expense
Loss on foreign currency transactions	(Won)	198,596	(Won)	354,763
Provision for losses from guarantees and acceptances		4,141		—
Provision for losses from unused loan commitments		—		2,895
Loss on valuation of hedged items		115,705		231,676
Others		91,861		58,645

	(Won)	410,303	(Won)	647,979

17. General and Administrative Expenses

General and administrative expenses for the six-month periods ended June 30, 2007 and 2006, are as follows:

	Six months ended June 30,
(in millions of Korean won)	2007		2006
Salaries	(Won)	100,260	(Won)	94,850
Retirement allowance		14,437		10,129
Employee benefits		8,314		7,316
Rent		4,668		4,038
Depreciation		9,530		9,485
Taxes and dues		6,037		5,689
Printing		2,311		2,254
Travel		1,798		1,748
Commission		5,672		5,733
Others		33,209		31,629

	(Won)	186,236	(Won)	172,871

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

June 30, 2007 and 2006

18. Non-Operating Income and Expenses

Non-operating income and expenses for the six-month periods ended June 30, 2007 and 2006, are as follows:

	Six months ended June 30,
(in millions of Korean won)	2007		2006
Non-operating income
Gain on disposal of premises and equipment	(Won)	745	(Won)	13
Rental income		459		463
Valuation gain on equity method investments		849,213		668,111
Others		316		581

	(Won)	850,733	(Won)	669,168

Non-operating expenses
Loss on disposal of premises and equipment	(Won)	286	(Won)	398
Valuation loss on equity method investments		5,808		6,442
Others		1,184		1,851

		7,278		8,691

	(Won)	843,455	(Won)	660,477

19. Comprehensive Income

Comprehensive income for the six-month periods ended June 30, 2007 and 2006, are as follows:

	Six months ended June 30,
(in millions of Korean won)	2007		2006
Net income	(Won)	1,494,656	(Won)	1,120,257
Other comprehensive gain		745,948		(210,090)
Gain on valuation of equity method investments [1]		(22,147)		10,749
Gain on valuation of available-for-sale securities [2]		768,095		(220,839)

	(Won)	2,240,604	(Won)	910,167

[1]	Related tax effect in 2007 amounts to (Won)(3,807) million (2006: (Won)14,107 million)
[2]	Related tax effect in 2007 amounts to (Won)291,347 million (2006: (Won)(83,766) million)

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

June 30, 2007 and 2006

20. Income Tax

Income tax expenses for the six-month period ended June 30, 2007, consists of:

(in millions of Korean won)	2007
Current income taxes	(Won)	1,795
Change in deferred income tax due to temporary difference		436,948
Income tax expenses accounted for as capital adjustment		(287,540)
Change in deferred income tax due to tax loss [1]		278,978

	(Won)	430,181

[1]

All local deferred income tax due to temporary difference and tax loss, for the year ended December 31, 2006, were deemed to have no future benefits; therefore, the deferred tax asset was not recognized.

The tax adjustments for the six-month period ended June 30, 2007, are as follows:

(in millions of Korean won)	Temporary difference		Permanent difference
Prior year valuation gain on equity method investments	(Won)	5,464,395	(Won)	—
Prior year financial derivative assets		2,197,260		—
Financial derivative liabilities		2,474,016		—
Prior year valuation gain and loss on hedged items		550,249		—
Gain and loss on foreign currency translation of hedged item		343,795		—
Others		387,861		55

	(Won)	11,417,576	(Won)	55

(in millions of Korean won)	Temporary difference		Permanent difference
Equity method investments	(Won)	5,487,175	(Won)	—
Financial derivative assets		2,381,806		—
Prior year financial derivative liabilities		2,304,277		—
Valuation gain and loss on hedged items		601,164		—
Prior year gain and loss on foreign currency translation of hedged item		400,167		—
Dividends received		—		98,065
Foreign tax paid		—		1,795
Others		1,043,679		26,985

	(Won)	12,218,268	(Won)	126,845

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

June 30, 2007 and 2006

The changes of temporary differences and deferred tax assets and liabilities for the six-month period ended June 30, 2007, are as follows:

(in millions of Korean won)	Temporary differences and tax loss								Deferred tax assets and liabilities
	Beginning Balance		Increase		Decrease		Ending Balance		Beginning Balance		Changes		Ending Balance
Equity method investments [1]	(Won)	(5,464,395)	(Won)	(5,464,395)	(Won)	(5,487,175)	(Won)	(5,487,175)	(Won)	(1,292,245)	(Won)	39,736	(Won)	(1,252,509)
Financial derivative assets		(2,197,260)		(2,197,260)		(2,381,806)		(2,381,806)		(604,247)		(50,751)		(654,998)
Gain and loss on valuation of hedged items		(550,249)		(550,249)		(601,164)		(601,164)		(151,318)		(14,002)		(165,320)
Impairment loss on debt securities		358,924		—		2,091		361,015		98,704		575		99,279
Impairment loss on equity securities [2]		763,197		184		12,676		775,689		209,879		3,435		213,314
Provision for loan losses		1,600,351		468,313		—		1,132,038		440,097		(128,787)		311,310
Financial derivative liabilities		2,304,277		2,304,277		2,474,016		2,474,016		633,676		46,678		680,354
Dividends		315,176		—		1,149		316,325		86,673		316		86,989
Others		784,670		475,277		215,668		525,061		19,121		(46,608)		(27,487)

		(2,085,309)		(4,963,853)		(5,764,545)		(2,886,001)		(559,660)		(149,408)		(709,068)
Tax loss		1,148,294		1,014,466		—		133,828		315,781		(278,978)		36,803

	(Won)	(937,015)	(Won)	(3,949,387)	(Won)	(5,764,545)	(Won)	(2,752,173)	(Won)	(243,879)	(Won)	(428,386)	(Won)	(672,265)

[1]	Deferred tax effect amounting to (Won)256,464 million was not recognized because the sale of the securities under equity method or declaration of dividends are deemed to have no future benefits.
[2]	Deferred tax effect amounting to (Won)171,881 million due to impairment loss on investment securities is not recognized as temporary differences are deemed to have no future benefits.
[3]

Deferred tax effects, which are accounted for under the shareholder’s equity or adjusted to overseas account, are not included in above changes of temporary differences and deferred tax assets and liabilities.

21. Related Party Transactions

The subsidiaries and equity-method investees as of June 30, 2007, are as follows:

Related Companies
Domestic Companies	The KDB Capital Corp., Daewoo Shipbuilding & Marine Engineering Co., Ltd., Daewoo Securities Co., Ltd., Korea Infrastructure Fund, KDB Asset Management Co., Ltd., KDB Value Private Equity Fund I, Korea Aerospace Industries, Ltd., KDB Value Private Equity Fund II, Samwon Industrial Co., Ltd.

Overseas Companies	KDB Asia (HK) Ltd., KDB Ireland Ltd., KDB Bank (Hungary) Ltd., KDB Brazil Ltd., KDB Uzbekistan Ltd.

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

June 30, 2007 and 2006

The significant transactions which occurred in the normal course of business with related companies for the six-month periods ended June 30, 2007 and 2006, and the related account balances as of June 30, 2007 and December 31, 2006, are as follows:

(in millions of Korean won)	Interest income and others				Interest expense and others				Loans receivable				Borrowings
	2007		2006		2007		2006		2007		2006		2007		2006
Subsidiaries	(Won)	49,420	(Won)	46,264	(Won)	6,465	(Won)	4,325	(Won)	5,761,322	(Won)	5,516,322	(Won)	501,885	(Won)	206,967
Equity-method investees		162,585		153,485		10,938		2,322		7,272,130		7,884,328		506,627		—

	(Won)	212,005	(Won)	199,749	(Won)	17,403	(Won)	6,647	(Won)	13,033,452	(Won)	13,400,650	(Won)	1,008,512	(Won)	206,967

22. Restatement of Prior Year Financial Statement

In the preparation of the financial statements for the six-month periods ended June 30, 2007, the Bank adopted the Korea Accounting Institute opinion on Korean Accounting Statement Implementation 06-2, ‘Accounting treatment for taxable temporary differences associated with investments in subsidiaries, associates, and interest in joint ventures’. The financial statements as of and for the six-month period ended June 30, 2006, and as of and for the year ended December 31, 2006, have been retroactively restated to reflect the changes in accordance with SKFAS No. 1.

Certain effects on the financial statements as of December 31, 2006, are as follows:

(in millions of Korean won)	Before adjustment		Adjustments		Adjusted balance
Deferred tax liabilities	(Won)	793,373	(Won)	391,640	(Won)	1,185,013
Retained earnings		(136,241)		385,809		249,568
Gain on valuation of equity method investments(B/S)		260,661		(7,160)		253,501
Loss on valuation of equity method investments(B/S)		(238,265)		1,329		(236,936)

23. Reclassification of Prior Year Financial Statement

Certain amounts in the financial statements as of and for the year ended December 31, 2006, have been reclassified to conform to the new requirements of Statement of Korean Financial Accounting Standards No.21. These reclassifications have no effect on previously reported net income or shareholder’s equity.

THE REPUBLIC OF KOREA

Land and History

Political History

In December 2007, the country elected Lee Myung-bak as the President of the Republic of Korea. He will commence his term on February 25, 2008.

The Economy

Gross Domestic Product

The following table sets out the composition of the Republic’s GDP at current and constant 2000 market prices and the annual average increase in the Republic’s GDP.

Gross Domestic Product(1)

	2005	2006(2)	As % of GDP 2006(2)
	(billions of won)
Gross Domestic Product at Current Market Prices:
Private	426,690.5	453,870.4	53.5
Government	114,838.2	125,526.8	14.8
Gross Capital Formation	243,659.5	252,536.9	29.8
Change in Inventories	6,420.0	6,345.4	0.7
Exports of Goods and Services	342,588.0	366,502.8	43.2
Less Imports of Goods and Services	(323,466.8)	(357,154.9)	(42.1)
Statistical Discrepancy	6,206.3	6,594.4	0.8

Expenditures on Gross Domestic Product	810,515.9	847,876.4	100.0
Net Factor Income from the Rest of the World	(1,216.1)	(15.2)	(0.0)

Gross National Product(1)	809,299.8	847,861.3	100.0

Gross Domestic Product at Constant 2000 Market Prices:
Private	360,720.6	375,901.7	49.5
Government	88,120.6	93,267.9	12.3
Gross Capital Formation	208,076.6	214,224.9	28.2
Change in Inventories	21.8	(399.8)	(0.1)
Exports of Goods and Services	390,443.5	438,805.2	57.8
Less Imports of Goods and Services	(323,604.7)	360,331.3	(47.5)
Statistical Discrepancy	(629.8)	(2,634.0)	0.3

Expenditures on Gross Domestic Product	723,126.8	759,234.4	100.0
Net Factor Income from the Rest of the World in the Terms of Trade	(1,030.3)	(29.5)	(0.0)

Trading Gains and Losses from Changes	(45,437.8)	(68,118.2)	(9.0)

Gross National Income(3)	675,658.7	691,086.7	91.0

Percentage Increase (Decrease) of GDP over Previous Year At Current Prices	4.0	4.6
At Constant 2000 Market Prices	4.2	5.0

(1)	GDP plus net factor income from the rest of the world is equal to the Republic’s gross national product.
(2)	Preliminary.
(3)	GDP plus net factor income from the rest of the world and trading gains and losses from changes in the terms of trade is equal to the Republic’s gross national income.

Source: National Accounts Year 2006; The Bank of Korea.

The following tables set out the Republic’s GDP by economic sector at current and constant 2000 market prices:

Gross Domestic Product by Economic Sector

(at current market prices)

	2005	2006(1)	As % of GDP 2006(1)
	(billions of won)
Industrial Sectors:
Agriculture, Forestry and Fisheries	24,631.4	24,473.3	2.9
Mining and Manufacturing	207,327.2	212,503.3	25.1
Mining and Quarrying	2,626.2	2,667.9	0.3
Manufacturing	204,701.0	209,835.4	24.7
Electricity, Gas and Water	16,838.7	17,558.9	2.1
Construction	66,375.0	68,434.3	8.1
Services:	406,301.6	430,832.0	50.8
Wholesale and Retail Trade, Restaurants and Hotels	67,862.2	70,945.9	8.4
Transportation, Storage and Communication	52,429.5	54,194.3	6.4
Financial Intermediation	60,483.5	63,697.4	7.5
Real Estate, Renting and Business Activities	90,482.4	96,427.5	11.4
Public Administration and Defense:
Compulsory Social Security	45,429.4	49,018.4	5.8
Education	41,569.8	44,427.9	5.2
Health and Social Work	23,069.3	25,683.6	3.0
Other Service Activities	24,975.6	26,437.0	3.1
Taxes less subsidies on products	89,041.7	94,074.6	11.1

Gross Domestic Product at Current Prices	810,515.9	847,876.4	100.0

Net Factor Income from the Rest of the World	(1,216.1)	(15.2)	(0.0)
Gross National Income at Current Price	809,299.8	847,861.3	100.0

(1)	Preliminary.

Source: National Accounts Year 2006; The Bank of Korea.

Gross Domestic Product by Economic Sector

(at constant 2000 market prices)

	2005		2006(1)		As % of GDP 2006(1)
	(billions of won)
Industrial Sectors:
Agriculture, Forestry and Fisheries	(Won)	25,446.6	(Won)	24,785.3	3.3
Mining and Manufacturing		210,587.0		228,153.8	30.1
Mining and Quarrying		1,913.7		1,965.8	0.3
Manufacturing		208,673.3		226,188.0	29.8
Electricity, Gas and Water		18,360.7		19,005.6	2.5
Construction		51,413.0		51,360.9	6.8
Services:		338,176.8		353,131.5	46.5
Wholesale and Retail Trade, Restaurants and Hotels		60,687.0		62,792.5	8.3
Transportation, Storage and Communication		53,254.2		55,748.9	7.3
Financial Intermediation		48,392.3		50,683.5	6.7
Real Estate, Renting and Business Activities		77,247.9		80,800.7	10.6
Public Administration and Defense:
Compulsory Social Security		32,662.5		33,642.7	4.4
Education		30,174.2		30,983.4	4.1
Health and Social Work		14,752.8		15,811.5	2.1
Other Service Activities		21,006.9		21,768.3	2.9
Taxes less subsidies on products		79,141.8		83,697.4	11.0

Gross Domestic Product at Market Prices	(Won)	723,126.8	(Won)	759,234.4	100.0

(1)	Preliminary.

Source: National Accounts Year 2006; The Bank of Korea.

GDP growth in 2005 was 4.2% at constant market prices, as aggregate private and general government consumption expenditures increased by 3.9% and gross domestic fixed capital formation increased by 2.4%, each compared with 2004.

Based on preliminary data, GDP growth in 2006 was 5.0% at constant market prices, as aggregate private and general government consumption expenditures increased by 4.5% and gross domestic fixed capital formation increased by 3.2%, each compared with 2005.

Based on preliminary data, GDP growth in the first nine months of 2007 was 4.8% at constant prices, as aggregate private and general government consumption expenditures increased by 4.5% and gross domestic fixed capital formation increased by 5.1%, each compared with the same period of 2006.

Principal Sectors of the Economy

Industrial Sectors

The following table sets out production indices for the principal industrial products of the Republic and their relative contribution to total industrial production:

Industrial Production

	2000 Index Weight(1)	2000	2005	2006
Mining	36.2	100.0	93.8	92.5
Coal	4.7	100.0	88.5	91.1
Metal Ores	0.8	100.0	107.1	121.3
Others	30.7	100.0	94.2	91.9
Manufacturing	9,362.9	100.0	134.0	148.1
Food Products and Beverages	658.8	100.0	108.3	108.8
Tobacco Products	53.4	100.0	113.5	126.9
Textiles	472.7	100.0	63.5	58.2
Apparel and Fur Articles	210.3	100.0	86.6	93.7
Tanning and Dressing of Leather	97.6	100.0	58.8	58.6
Wood and Wood and Cork Products	62.2	100.0	104.4	111.7
Pulp, Paper and Paper Products	193.2	100.0	109.3	109.4
Publishing, Printing and Reproduction of Record Media	226.8	100.0	92.6	92.6
Coke, Refined Petroleum Products and Nuclear Fuel	309.9	100.0	97.0	98.2
Chemicals and Chemical Products	856.9	100.0	122.7	127.0
Rubber and Plastic Products	429.9	100.0	118.0	124.4
Non-Metallic Mineral Products	331.5	100.0	101.3	101.9
Basic Metals	566.2	100.0	118.0	121.3
Fabricated Metal Products	414.8	100.0	98.4	101.7
Machinery and Equipment	812.5	100.0	123.0	131.3
Office, Accounting and Computing Machinery	330.8	100.0	78.0	77.9
Electrical Machinery and Apparatus and Others	379.8	100.0	120.1	128.7
Radio, Television and Communication Equipment	1,481.0	100.0	258.1	323.1
Medical Precision and Optical Instrument, Watches	105.0	100.0	98.9	97.2
Motor Vehicles, Trailers and Semitrailers	916.1	100.0	138.3	150.2
Other Transport Equipment	274.6	100.0	156.3	173.8
Furniture and Other Manufactured Goods	178.9	100.0	78.0	73.4
Electricity and Gas	600.9	100.0	137.5	143.5
All Items	10,000.0	100.0	134.1	147.6
Percentage Increase (Decrease) of All Items Over Previous Year		16.8	6.3	10.1

(1)	Index weights were established on the basis of an industrial census in 2000 and reflect the average annual value added by production in each of the classifications shown, expressed as a percentage of total value added in the mining, manufacturing and electricity and gas industries in that year.

Source: The Bank of Korea.

Industrial production increased by 10.1% in 2006 primarily due to strong exports and increased domestic consumption.

Manufacturing

In 2006, the manufacturing sector increased production by 10.5%. In 2006, light industry recorded a 1.1% production increase due to increased production of wood, apparel and leather products.

Automobiles. In 2006, automobile production increased by 3.8%, domestic sales recorded an increase of 1.8% and exports recorded an increase of 2.3%, compared with 2005.

Electronics. In 2006, electronics production increased by 10.0%, based on preliminary data, and exports increased by 11.7%, each compared with 2005 primarily due to continued growth in exports of semiconductor memory chips and global information technology products. In 2006, export sales of semiconductor memory chips constituted approximately 11.5% of the Republic’s total exports.

Iron and Steel. In 2006, crude steel production totaled 48.4 million tons, an increase of 1.2% from 2005. Domestic sales increased by 5.3% and exports increased by 14.2%.

Shipbuilding. In 2006, the Republic’s shipbuilding orders amounted to 19.6 million compensated gross tons, an increase of 44.1% compared to 2005.

Agriculture, Forestry and Fisheries

Based on preliminary data, in 2006, production in the agriculture, forestry and fisheries industry decreased by 2.6% compared to 2005 primarily due to decreased production of rice, fruits and corns.

Construction

Based on preliminary data, in 2006, production in the construction industry decreased by 0.1% compared to 2005 primarily due to a slight decrease in residential and commercial construction.

Electricity and Gas

The following table sets out the Republic’s dependence on imports for energy consumption:

Dependence on Imports for Energy Consumption

	Total Energy Consumption	Imports	Imports Dependence Ratio
	(millions of tons of oil equivalents, except ratios)
2005	228.6	221.1	96.7
2006	231.5	224.0	96.8

Source:	Korea Energy Economics Institute.

The following table sets out the principal primary sources of energy consumed in the Republic, expressed in oil equivalents and as a percentage of total energy consumption.

Consumption of Energy by Source

	Coal		Petroleum		Nuclear		Others		Total
	Quantity	%	Quantity	%	Quantity	%	Quantity	%	Quantity	%
	(millions of tons of oil equivalents, except percentages)
2005	54.8	24.0	101.5	44.4	36.7	16.1	35.6	15.5	228.6	100.0
2006	56.7	24.5	101.4	43.8	37.2	16.1	36.2	15.6	231.5	100.0

Source:	Korea Energy Economics Institute.

Services Sector

Based on preliminary data, in 2006, the transportation, storage and communications sector increased by 4.7%. Based on preliminary data, in 2006, the financing, real estate and business service subsector increased by 4.2% compared to 2005.

Prices, Wages and Employment

The inflation rate, on an annualized basis, was 2.1% in the first quarter of 2007, 2.4% in the second quarter of 2007 and 2.3% in the third quarter of 2007. The unemployment rate was 3.6% in the first quarter of 2006, 3.2% in the second quarter of 2007 and 3.1% in the third quarter of 2007.

The Financial System

Structure of the Financial Sector

In July 2007, the Korean National Assembly passed the Act on Capital Markets and Financial Investment Business, or ACMFIB, under which various industry-based capital markets regulatory systems currently in place will be consolidated into a single regulatory system. The ACMFIB, which will become effective in February 2009, will expand the scope of permitted investment-related financial products and activities through expansive definitions of financial instruments and function-based regulations that allow financial investment companies to offer a wider range of financial services, as well as strengthening investor protection and disclosure requirements.

Securities Markets

The following table shows the value of the Korea Composite Stock Price Index as of the dates indicated.

March 31, 2007	1,452.6
April 30, 2007	1,542.2
May 31, 2007	1,700.9
June 30, 2007	1,743.6
July 31, 2007	1,933.3
August 31, 2007	1,873.2
September 28, 2007	1,946.5
October 31, 2007	2,064.9
November 30, 2007	1,906.0
December 28, 2007	1,897.1

The Korea Composite Stock Price was 1,826.2 on January 8, 2008.

Monetary Policy

Interest Rates

On July 12, 2007, the Bank of Korea raised the benchmark call rate to 4.75% from 4.5%, which was further raised to 5.0% on August 9, 2007.

Foreign Exchange

The following table sets forth the market average exchange rate between the Won and the U.S. Dollar (in Won per U.S. Dollar) as announced by the Seoul Money Brokerage Service Ltd. on each of the dates indicated.

Exchange Rates

March 31, 2007	940.3
April 30, 2007	929.4
May 31, 2007	929.9
June 30, 2007	926.8
July 31, 2007	923.2
August 31, 2007	939.9
September 28, 2007	920.7
October 31, 2007	907.4
November 30, 2007	929.6
December 31, 2007	938.2

The market exchange rate was (Won)941.7 to US$1.00 on January 8, 2008.

Balance of Payments and Foreign Trade

Balance of Payments

Based on preliminary data, the Republic recorded a current account surplus of approximately US$2.9 billion in the first nine months of 2007 compared with a current account deficit of US$0.1 billion in the same period of 2006, primarily due to an increase in surplus from the goods account.

Trade Balance

Based on preliminary data, the Republic recorded a trade surplus of US$12.4 billion in the first nine months of 2007. Exports increased by 12.7% to US$268.3 billion and imports increased by 11.5% to US$255.9 billion from US$238.1 billion of exports and US$229.5 billion of imports, respectively, in the same period of 2006.

In April 2007, the Republic and the United States reached an agreement on a bilateral free trade agreement, or FTA, which was subsequently signed by both nations in June 2007. The FTA has been submitted for ratification to the Korean National Assembly in September 2007. The FTA is scheduled to be submitted for ratification to the U.S. Congress in the first half of 2008.

Foreign Currency Reserves

The Government’s foreign currency reserves amounted to US$262.2 billion as of December 31, 2007.

Government Finance

The following table shows consolidated Government revenues and expenditures for the periods indicated:

Consolidated Central Government Revenues and Expenditures

	2005		2006(1)
	(billions of won)
Total Revenues	(Won)	191,467	(Won)	207,517
Current Revenues		190,166		206,084
Total Tax Revenues		127,466		165,359
Income Profits and Capital Gains		54,456		60,367
Tax on Property		4,683		6,281
Tax on Goods and Services		53,401		54,996
Customs Duties		6,318		6,858
Others		8,608		8,954
Social Security Contribution		24,906		27,315
Non-Tax Revenues		37,795		40,725
Capital Revenues		1,282		1,433
Total Expenditures and Net Lending		187,946		202,880
Total Expenditures		184,922		197,134
Current Expenditures		160,274		171,134
Goods and Services		36,165		38,987
Interest Payments		10,094		12,150
Subsidies and Other Transfers(2)		111,448		119,997
Subsidies		724		764
Other Transfers(2)		110,724		119,233
Non-Financial Public Enterprises Expenditures		2,566		2,554
Capital Expenditures		24,648		26,000
Net Lending		3,024		5,746

(1)	Preliminary.
(2)	Includes transfers to local governments, non-profit institutions, households and abroad.

Source: Ministry of Finance and Economy; Korea National Statistical Office.

Based on preliminary data, in 2006, revenues increased by approximately 8.4% compared to 2005, which represented 27.3% of the Republic’s GDP, principally due to higher tax revenues. Tax revenues increased principally as a result of the country’s export growth and the accompanying increase in corporate income. The Republic had a fiscal surplus of (Won)4.6 trillion in 2006.

DESCRIPTION OF THE NOTES

The following is a description of some of the terms of the Notes we are offering. Since it is only a summary, we urge you to read the fiscal agency agreement described below and the forms of global note before deciding whether to invest in the Notes. We have filed a copy of these documents with the United States Securities and Exchange Commission as exhibits to the registration statement no. 333-132993.

The general terms of our Notes are described in the accompanying prospectus. The description in this prospectus supplement further adds to that description or, to the extent inconsistent with that description, replaces it.

Governed by Fiscal Agency Agreement

We will issue the Notes under the fiscal agency agreement, dated as of February 15, 1991, as amended, between us and The Bank of New York, as fiscal agent. The fiscal agent will maintain a register for the Notes.

Payment of Principal and Interest

The Notes are initially limited to US$                 aggregate principal amount and will mature on                     , 20          (the “Maturity Date”). The Notes will bear interest at the rate of         % per annum, payable semi-annually in arrears on                      and                      of each year (each, an “Interest Payment Date”), beginning on                     , 2008. Interest on the Notes will accrue from                     , 2008. If any Interest Payment Date or the Maturity Date shall be a day on which banking institutions in The City of New York or Seoul are authorized or obligated by law to close, then such payment will not be made on such date but will be made on the next succeeding day which is not a day on which banking institutions in The City of New York or Seoul are authorized or obligated by law to close, with the same force and effect as if made on the date for such payment, and no interest shall be payable in respect of any such delay. We will pay interest to the person who is registered as the owner of a Note at the close of business on the fifteenth day (whether or not a business day) preceding such Interest Payment Date. Interest on the Notes will be computed based on a 360-day year consisting of twelve 30-day months. We will make principal and interest payments on the Notes in immediately available funds in U.S. dollars.

Denomination

The Notes will be issued in minimum denominations of US$100,000 principal amount and integral multiples of US$1,000 in excess thereof.

Redemption

We may not redeem the Notes prior to maturity. At maturity, we will redeem the Notes at par.

Change of Support Offer

Not later than 60 days following a Change of Support Triggering Event, we will make an offer to each holder of Notes to repurchase all or any part of such holder’s Notes pursuant to the other procedures described below (a “Change of Support Offer”) at a purchase price equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, to the repurchase date, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed. Any failure by us to purchase tendered Notes shall constitute an Event of Default under the Notes.

“Change of Support Triggering Event” means the occurrence of both a Ratings Decline and a Change of Support.

“Change of Support” means the occurrence of one or more of the following events:

(1)	any decrease in the Republic’s ownership (direct or indirect) of us; and

(2)	an amendment to Article 44 of The Korea Development Bank Act of 1953.

“Rating Agencies” means (i) S&P, (ii) Moody’s and (iii) if S&P or Moody’s or both will not make a rating of us publicly available, one or more “nationally recognized statistical rating organizations,” as the case may be, within the meaning of Rule 17g-1 under the Exchange Act, selected by us, which will be substituted for S&P or Moody’s or both, as the case may be.

“Rating Category” means (i) with respect to S&P, any of the following categories: “AAA,” “AA,” “A,” “BBB,” “BB,” “B,” “CCC,” “CC,” “C” and “D” (or equivalent successor categories); (ii) with respect to Moody’s, any of the following categories: “Aaa,” “Aa,” “A,” “Baa,” “Ba,” “B,” “Caa,” “Ca,” “C” and “D” (or equivalent successor categories); and (iii) the equivalent of any such category of S&P or Moody’s used by another Rating Agency. In determining whether the rating of the Notes has decreased by one or more gradations, gradations within Rating Categories (“+” and “-” for S&P; “1,” “2” and “3” for Moody’s; or the equivalent gradations for another Rating Agency) will be taken into account (e.g., with respect to S&P, a decline in a rating from “BB+” to “BB,” as well as from “BB-” to “B+,” will constitute a decrease of one gradation).

“Ratings Decline” means a decrease or uncoupling of our corporate rating by at least one Rating Agency by one or more gradations (including gradations within Rating Categories as well as between Rating Categories) below the sovereign rating of the Republic provided that such Ratings Decline is, in whole or in part, in connection with a Change of Support.

Notwithstanding the foregoing, we will not be required to make or complete a Change of Support Offer following a Change of Support Triggering Event if the Notes have been guaranteed by the Republic or the Republic has otherwise taken actions that would have the same effect as a guarantee of the Notes. In this context, “guarantee” means the creation of a direct and unconditional contractual obligation of the Republic to guarantee the payment of the full amount due under the Notes on each relevant payment date, including principal, interest and premium, if any. Procedures related to the Change of Support Offer are set forth in the fiscal agency agreement and the global notes.

We will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to a Change of Support Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of this covenant, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under this covenant by virtue of such compliance.

Form and Registration

We will issue the Notes in the form of one or more fully registered global notes, registered in the name of a nominee of and deposited with the custodian for DTC. Except as described in the accompanying prospectus under “Description of the Securities—Description of Debt Securities—Global Securities,” the global notes will not be exchangeable for Notes in definitive registered form, and will not be issued in definitive registered form. Financial institutions, acting as direct and indirect participants in DTC, will represent your beneficial interests in the global notes. These financial institutions will record the ownership and transfer of your beneficial interest through book-entry accounts. You may hold your beneficial interests in the Notes through Euroclear or Clearstream if you are a participant in such systems, or indirectly through organizations that are participants in such systems. Any secondary market trading of book-entry interests in the Notes will take place through DTC participants, including Euroclear and Clearstream. See “Clearance and Settlement—Transfers Within and Between DTC, Euroclear and Clearstream.”

The fiscal agent will not charge you any fees for the Notes, other than reasonable fees for the replacement of lost, stolen, mutilated or destroyed Notes. However, you may incur fees for the maintenance and operation of the book-entry accounts with the clearing systems in which your beneficial interests are held.

For so long as the Notes are listed on the SGX-ST and the rules of the SGX-ST so require, we will appoint and maintain a paying and transfer agent in Singapore, where the certificates representing the Notes may be presented or surrendered for payment or redemption (if required), in the event that we issue the Notes in definitive form in the limited circumstances set forth in the accompanying prospectus. In addition, an announcement of such issue will be made through the SGX-ST. Such announcement will include all material information with respect to the delivery of the definitive Notes, including details of the paying and transfer agent in Singapore.

Notices

All notices regarding the Notes will be published in London in the Financial Times and in New York in The Wall Street Journal (U.S. Edition). If we cannot, for any reason, publish notice in any of those newspapers, we will choose an appropriate alternate English language newspaper of general circulation, and notice in that newspaper will be considered valid notice. Notice will be considered made on the first date of its publication.

CLEARANCE AND SETTLEMENT

We have obtained the information in this section from sources we believe to be reliable, including DTC, Euroclear and Clearstream. We accept responsibility only for accurately extracting information from such sources. DTC, Euroclear and Clearstream are under no obligation to perform or continue to perform the procedures described below, and they may modify or discontinue them at any time. Neither we nor the registrar will be responsible for DTC’s, Euroclear’s or Clearstream’s performance of their obligations under their rules and procedures. Nor will we or the registrar be responsible for the performance by direct or indirect participants of their obligations under their rules and procedures.

Introduction

The Depository Trust Company

DTC is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” under the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” under the New York Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934.

DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between its participants. It does this through electronic book-entry changes in the accounts of its direct participants, eliminating the need for physical movement of securities certificates. DTC is owned by a number of its direct participants and by the New York Stock Exchange Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers Inc.

Euroclear and Clearstream

Like DTC, Euroclear and Clearstream hold securities for their participants and facilitate the clearance and settlement of securities transactions between their participants through electronic book-entry changes in their accounts. Euroclear and Clearstream provide various services to their participants, including the safekeeping, administration, clearance and settlement and lending and borrowing of internationally traded securities. Participants in Euroclear and Clearstream are financial institutions such as underwriters, securities brokers and dealers, banks and trust companies. Some of the underwriters participating in this offering are participants in Euroclear or Clearstream. Other banks, brokers, dealers and trust companies have indirect access to Euroclear or Clearstream by clearing through or maintaining a custodial relationship with a Euroclear or Clearstream participant.

Ownership of the Notes through DTC, Euroclear and Clearstream

We will issue the Notes in the form of one or more fully registered global notes, registered in the name of a nominee of DTC. Financial institutions, acting as direct and indirect participants in DTC, will represent your beneficial interests in the Notes. These financial institutions will record the ownership and transfer of your beneficial interests through book-entry accounts. You may also hold your beneficial interests in the Notes through Euroclear or Clearstream, if you are a participant in such systems, or indirectly through organizations that are participants in such systems. Euroclear and Clearstream will hold their participants’ beneficial interests in the global notes in their customers’ securities accounts with their depositaries. These depositaries of Euroclear and Clearstream in turn will hold such interests in their customers’ securities accounts with DTC.

We and the fiscal agent generally will treat the registered holder of the Notes, initially Cede & Co., as the absolute owner of the Notes for all purposes. Once we and the fiscal agent make payments to the registered holder, we and the fiscal agent will no longer be liable on the Notes for the amounts so paid. Accordingly, if you own a beneficial interest in the global notes, you must rely on the procedures of the institutions through which you hold your interests in the Notes, including DTC, Euroclear, Clearstream and their respective participants, to exercise any of the rights granted to holders of the Notes. Under existing industry practice, if you desire to take any action that Cede & Co., as the holder of the global notes, is entitled to take, then Cede & Co. would authorize the DTC participant through which you own your beneficial interest to take such action. The participant would then either authorize you to take the action or act for you on your instructions.

DTC may grant proxies or authorize its participants, or persons holding beneficial interests in the Notes through such participants, to exercise any rights of a holder or take any actions that a holder is entitled to take under the fiscal agency agreement or the Notes. Euroclear’s or Clearstream’s ability to take actions as holder under the Notes or the fiscal agency agreement will be limited by the ability of their respective depositaries to carry out such actions for them through DTC. Euroclear and Clearstream will take such actions only in accordance with their respective rules and procedures.

Transfers Within and Between DTC, Euroclear and Clearstream

Trading Between DTC Purchasers and Sellers

DTC participants will transfer interests in the Notes among themselves in the ordinary way according to DTC rules. Participants will pay for such transfers by wire transfer. The laws of some states require certain purchasers of securities to take physical delivery of the securities in definitive form. These laws may impair your ability to transfer beneficial interests in the global notes to such purchasers. DTC can act only on behalf of its direct participants, who in turn act on behalf of indirect participants and certain banks. Thus, your ability to pledge a beneficial interest in the global notes to persons that do not participate in the DTC system, and to take other actions, may be limited because you will not possess a physical certificate that represents your interest.

Trading Between Euroclear and/or Clearstream Participants

Participants in Euroclear and Clearstream will transfer interests in the Notes among themselves according to the rules and operating procedures of Euroclear and Clearstream.

Trading Between a DTC Seller and a Euroclear or Clearstream Purchaser

When the Notes are to be transferred from the account of a DTC participant to the account of a Euroclear or Clearstream participant, the purchaser must first send instructions to Euroclear or Clearstream through a participant at least one business day prior to the settlement date. Euroclear or Clearstream will then instruct its depositary to receive the Notes and make payment for them. On the settlement date, the depositary will make payment to the DTC participant’s account, and the Notes will be credited to the depositary’s account. After settlement has been completed, DTC will credit the Notes to Euroclear or Clearstream, Euroclear or Clearstream will credit the Notes, in accordance with its usual procedures, to the participant’s account, and the participant will then credit the purchaser’s account. These securities credits will appear the next day (European time) after the settlement date. The cash debit from the account of Euroclear or Clearstream will be back-valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date (i.e., the trade fails), the cash debit will instead be valued at the actual settlement date.

Participants in Euroclear and Clearstream will need to make funds available to Euroclear or Clearstream to pay for the Notes by wire transfer on the value date. The most direct way of doing this is to pre-position funds (i.e., have funds in place at Euroclear or Clearstream before the value date), either from cash on hand or existing lines of credit. Under this approach, however, participants may take on credit exposure to Euroclear and Clearstream until the Notes are credited to their accounts one day later.

As an alternative, if Euroclear or Clearstream has extended a line of credit to a participant, the participant may decide not to pre-position funds, but to allow Euroclear or Clearstream to draw on the line of credit to finance settlement for the Notes. Under this procedure, Euroclear or Clearstream would charge the participant overdraft charges for one day, assuming that the overdraft would be cleared when the Notes were credited to the participant’s account. However, interest on the Notes would accrue from the value date. Therefore, in many cases the interest income on the Notes which the participant earns during that one-day period will substantially reduce or offset the amount of the participant’s overdraft charges. Of course, this result will depend on the cost of funds (i.e., the interest rate that Euroclear or Clearstream charges) to each participant.

Since the settlement will occur during New York business hours, a DTC participant selling an interest in the Notes can use its usual procedures for transferring global securities to the depositories of Euroclear or Clearstream for the benefit of Euroclear or Clearstream participants. The DTC seller will receive the sale proceeds on the settlement date. Thus, to the DTC seller, a cross-market sale will settle no differently than a trade between two DTC participants.

Finally, day traders who use Euroclear or Clearstream and who purchase Notes from DTC participants for credit to Euroclear participants or Clearstream participants should note that these trades will automatically fail unless one of three steps is taken:

•

borrowing through Euroclear or Clearstream for one day, until the purchase side of the day trade is reflected in the day trader’s Euroclear or Clearstream account, in accordance with the clearing system’s customary procedures;

•

borrowing the Notes in the United States from DTC participants no later than one day prior to settlement, which would allow sufficient time for the Notes to be reflected in the Euroclear or Clearstream account in order to settle the sale side of the trade; or

•

staggering the value dates for the buy and sell sides of the trade so that the value date for the purchase from the DTC participant is at least one day prior to the value date for the sale to the Euroclear or Clearstream participant.

Trading Between a Euroclear or Clearstream Seller and a DTC Purchaser

Due to time-zone differences in their favor, Euroclear and Clearstream participants can use their usual procedures to transfer Notes through their depositaries to a DTC participant. The seller must first send instructions to Euroclear or Clearstream through a participant at least one business day prior to the settlement date. Euroclear or Clearstream will then instruct its depositary to credit the Notes to the DTC participant’s account and receive payment. The payment will be credited in the account of the Euroclear or Clearstream participant on the following day, but the receipt of the cash proceeds will be back-valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date (i.e., the trade fails), the receipt of the cash proceeds will instead be valued at the actual settlement date.

If the Euroclear or Clearstream participant selling the Notes has a line of credit with Euroclear or Clearstream and elects to be in debit for the Notes until it receives the sale proceeds in its account, then the back-valuation may substantially reduce or offset any overdraft charges that the participant incurs over that period.

Settlement in other currencies between DTC and Euroclear and Clearstream is possible using free-of-payment transfers to move the Notes, but funds movement will take place separately.

UNITED STATES TAX CONSIDERATIONS

Stated interest on the Notes will be treated as qualified stated interest for U.S. federal income tax purposes. For a discussion of certain U.S. federal tax considerations that may be relevant to you if you invest in the Notes, see “Taxation—United States Tax Considerations” in the accompanying prospectus.

UNDERWRITING

Relationship with the Underwriters

We and the underwriters named below (the “Underwriters”) have entered into a Terms Agreement dated January             , 2008 (the “Terms Agreement”) with respect to the Notes relating to the Underwriting Agreement—Standard Terms (together with the Terms Agreement, the “Underwriting Agreement”) filed as an exhibit to the registration statement. Citigroup Global Markets Inc., DEPFA BANK plc, Deutsche Bank Securities Inc., Goldman Sachs International and The Hongkong and Shanghai Banking Corporation Limited are acting as representatives of the Underwriters. Subject to the terms and conditions set forth in the Underwriting Agreement, we have agreed to sell to each of the Underwriters, severally, and each of the Underwriters has severally agreed to purchase, the following principal amount of the Notes set out opposite its name below:

Name of Underwriters	Principal Amount of the Notes
Citigroup Global Markets Inc.	US$
DEPFA BANK plc
Deutsche Bank Securities Inc.
Goldman Sachs International
The Hongkong and Shanghai Banking Corporation Limited

Total	US$

Under the terms and conditions of the Underwriting Agreement, if the Underwriters take any of the Notes, then the Underwriters are obligated to take and pay for all of the Notes.

The Underwriters initially propose to offer the Notes directly to the public at the offering price described on the cover page of this prospectus supplement. After the initial offering of the Notes, the Underwriters may from time to time vary the offering price and other selling terms.

The Notes are new classes of securities with no established trading market. We have received approval in-principle for listing of, and permission to deal in, the Notes on the SGX-ST. There can be no assurance that such listing will be obtained. The Underwriters have advised us that they intend to make a market in the Notes. However, they are not obligated to do so and they may discontinue any market making activities with respect to the Notes at any time without notice. Accordingly, we cannot assure you as to the liquidity of any trading market for the Notes.

We have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments which the Underwriters may be required to make in respect of any such liabilities.

The amount of net proceeds is US$             after deducting the underwriting discounts but not estimated expenses. We have agreed to reimburse the Underwriters for certain of their out-of-pocket expenses incurred in connection with the offering of the Notes. Our expenses associated with this offering (including the reimbursement amount) are estimated to be approximately US$            .

In the ordinary course of their respective businesses, some of the Underwriters and their affiliates have engaged, and may in the future engage, in commercial banking and/or investment banking transactions and other related services with us and our affiliates for which the Underwriters and/or their affiliates have received or may receive customary fees and reimbursement of out-of-pocket expenses.

Delivery of the Notes

We expect to make delivery of the Notes, against payment in same-day funds on or about                     , 2008, which we expect will be the fifth business day following the date of this prospectus supplement. Under Rule 15c6-1 promulgated under the Securities Exchange Act of 1934, as amended, U.S. purchasers are generally required to settle trades in the secondary market in three business days, unless they and the other parties to any such trade expressly agree otherwise. Accordingly, if you wish to trade in the Notes on the date of this prospectus supplement or the next succeeding business day, because the Notes will initially settle in T+5, you may be required to specify an alternate settlement cycle at the time of your trade to prevent a failed settlement. Purchasers in other countries should consult with their own advisors.

Foreign Selling Restrictions

Each Underwriter has represented and agreed, severally and not jointly, to the following selling restrictions in connection with the offering with respect to the following jurisdictions:

Korea

Each Underwriter has severally represented and agreed that (i) it has not offered, sold or delivered and will not offer, sell or deliver, directly or indirectly, any Notes in Korea, or to, or for the account or benefit of, any resident of Korea, except as otherwise permitted by applicable Korean laws and regulations, and (ii) any securities dealer to whom the Underwriters may sell the Notes will agree that it will not offer any Notes, directly or indirectly, in Korea, or to any resident of Korea, except as permitted by applicable Korean laws and regulations, or to any other dealer who does not so represent and agree.

United Kingdom

Each Underwriter has severally represented and agreed that (i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act of 2000 (the “FSMA”)) received by it in connection with the issue or sale of any of the Notes in circumstances in which section 21(1) of the FSMA does not apply to us, and (ii) it has complied, and will comply with, all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes, from or otherwise involving the United Kingdom.

Japan

Each Underwriter has severally represented and agreed that the Notes have not been and will not be registered under the Securities and Exchange Law of Japan; it has not offered or sold, and it will not offer or sell, directly or indirectly, any of the Notes in Japan or to, or for the account or benefit of, any resident of Japan or to, or for the account or benefit of, any resident for reoffering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan except (i) pursuant to an exemption from the registration requirements of, or otherwise in compliance with, the Securities and Exchange Law of Japan, and (ii) in compliance with the other relevant laws of Japan.

Hong Kong

Each Underwriter has severally represented and agreed that:

•

it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any Notes other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance or (ii) in circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and

•

has not issued, or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, any advertisement, invitation or document relating to the Notes, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are or are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of the laws of Hong Kong and any rules made thereunder.

Singapore

Each Underwriter represents and agrees that neither the Preliminary Prospectus nor the Prospectus have been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act (Chapter 289 of Singapore)(the “SFA”). Accordingly, each Underwriter represents, warrants and agrees that it has not offered or sold any Notes or caused the Notes to be made the subject of an invitation for subscription or purchase and will not offer or sell any Notes or cause the Notes to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, the Preliminary Prospectus or the Prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Each Underwriter further represents, warrants and agrees to notify (whether through the distribution of the Preliminary Prospectus and the Prospectus or otherwise) each of the following relevant persons specified in Section 275 of the SFA which has subscribed or purchased Notes from or through that Underwriter, namely a person which is:

(a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

that shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the Notes under Section 275 of the SFA except:

(1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA;

(2) where no consideration is given for the transfer; or

(3) by operation of law.

Price Stabilization and Short Position

In connection with this offering, Goldman Sachs International (the “Stabilizing Manager”) or any person acting for it, on behalf of the Underwriters, may purchase and sell the Notes in the open market. These transactions may include over-allotment, covering transactions, penalty bids and stabilizing transactions. Over-allotment involves sales of the Notes in excess of the principal amount of Notes to be purchased by the

Underwriters in this offering, which creates a short position for the Underwriters. Covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover short positions. Penalty bid occurs when a particular Underwriter repays to he Underwriters a portion of the underwriting discount received by it because the Underwriters or the Stabilizing Manager has repurchased Notes sold by or for the account of such Underwriter in stabilizing or short covering transactions. Stabilizing transactions consist of certain bids or purchases of Notes in the open market for the purpose of preventing or retarding a decline in the market price of the Notes while the offering is in progress. Any of these activities may have the effect of preventing or retarding a decline in the market price of the Notes. They may also cause the price of the Notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The Stabilizing Manager may conduct these transactions in the over-the-counter market or otherwise. If the Stabilizing Manager commences any of these transactions, it may discontinue them at any time, and must discontinue them after a limited period.

LEGAL MATTERS

The validity of the Notes is being passed upon for us by Cleary Gottlieb Steen & Hamilton LLP, New York, New York, and by Yulchon, Seoul, Korea. Certain legal matters will also be passed upon for the Underwriters by Davis Polk & Wardwell, New York, New York. In giving their opinions, Cleary Gottlieb Steen & Hamilton LLP and Davis Polk & Wardwell may rely as to matters of Korean law upon the opinions of Yulchon, and Yulchon may rely as to matters of New York law upon the opinions of Cleary Gottlieb Steen & Hamilton LLP.

OFFICIAL STATEMENTS AND DOCUMENTS

Our Governor and Chairman of the Board of Directors, in his official capacity, has supplied the information set forth in this prospectus supplement under “Recent Developments—The Korea Development Bank.” Such information is stated on his authority. The documents identified in the portion of this prospectus supplement captioned “Recent Developments—The Republic of Korea” as the sources of financial or statistical data are derived from official public documents of the Republic and of its agencies and instrumentalities.

GENERAL INFORMATION

We were established in 1954 as a government-owned financial institution pursuant to The Korea Development Bank Act, as amended. The address of our registered office is 16-3, Youido-dong, Yongdeungpo-gu, Seoul 150-973, The Republic of Korea.

Our authorized share capital is (Won)10,000 billion. As of September 30, 2007, our paid-in capital, which was fully subscribed to by the Government of Korea, was (Won)8,241.9 billion.

Our Board of Directors can be reached at the address of our registered office: c/o 16-3, Youido-dong, Yongdeungpo-gu, Seoul 150-973, The Republic of Korea.

The issue of the Notes has been authorized by a resolution of our Board of Directors passed on November 30, 2006 and a decision of our Governor dated October 18, 2007. On October 18, 2007, we filed our report on the proposed issuance of the Notes with the Ministry of Finance and Economy of Korea.

Except as disclosed in this prospectus supplement and the accompanying prospectus, since June 30, 2007, there has been no material adverse change in our financial condition. In addition, except as disclosed in this prospectus supplement and the accompanying prospectus, since September 30, 2007, there has been no material adverse change in our capitalization as described in the table appearing on page S-7 of this prospectus supplement which is material in the context of the issue of the Notes.

We are not involved in any litigation, arbitration or administrative proceedings that are material in the context of the issue of the Notes and are not aware of any such litigation, arbitration or administrative proceedings whether pending or threatened.

The registration statement with respect to us and the Notes has been filed with the U.S. Securities and Exchange Commission in Washington, D.C. under the Securities Act of 1933, as amended. Additional information concerning us and the Notes is contained in the registration statement and post-effective amendments to such registration statement, including their various exhibits, which may be inspected at the public reference facilities maintained by the Securities and Exchange Commission at Room 1580, 100 F Street N.E., Washington, D.C. 20549, USA.

The Notes have been accepted for clearance through DTC, Euroclear and Clearstream:

	Common Code	ISIN	CUSIP
Notes	032889328	US500630BP23	500630BP2

HEAD OFFICE OF THE BANK

16-3, Youido-dong,

Yongdeungpo-gu, Seoul 150-973

The Republic of Korea

FISCAL AGENT AND PRINCIPAL PAYING AGENT

The Bank of New York

101 Barclay Street, 21st Floor West

New York, NY 10286

United States of America

LEGAL ADVISORS TO THE BANK

as to Korean law	as to U.S. law

Yulchon	Cleary Gottlieb Steen & Hamilton LLP
12th Floor, Textile Center 944-31 Daechi-dong Gangnam-gu, Seoul 135-713 The Republic of Korea	39th Floor Bank of China Tower One Garden Road Hong Kong

LEGAL ADVISOR TO THE UNDERWRITERS

as to U.S. law

Davis Polk & Wardwell

18th Floor

The Hong Kong Club Building

3A Chater Road

Hong Kong

AUDITOR OF THE BANK

Samil PricewaterhouseCoopers

Hanil Group Building

191, Hankang-ro, 2-ka

Yongsan-gu, Seoul 140-172

The Republic of Korea

SINGAPORE LISTING AGENT

Allen & Overy Shook Lin & Bok

1 Robinson Road

#18-00 AIA Tower

Singapore 048542